UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this Shell Company report: N/A

Commission file number: ___________

NAYARIT GOLD INC.
(Exact name of Registrant specified in its charter)

ONTARIO, CANADA
(Jurisdiction of incorporation or organization)

36 Toronto Street, Suite 850
Toronto, Ontario M5C 2C5
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES, NO PAR VALUE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the registration statement.

48,875,262 Common Shares.

Indicate by check mark if the Registrant is a well known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ☐             No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐             No ☐

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐             No ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

 ☐ Large Accelerated Filer              ☐ Accelerated Filer              ☒ Non-Accelerated Filer

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17  ☒             Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐             No  ☒

INTRODUCTION

Nayarit Gold Inc. (sometimes referred to herein as "Nayarit Gold," "we," "us" or the "Company") is an exploration stage mining company incorporated pursuant to the laws of Ontario, Canada on November 27, 2003 and became a public issuer by virtue of its amalgamation with Canhorn Chemical Corporation ("Canhorn") on May 2, 2005. The Company's principal business office and registered office is located at 36 Toronto Street; Suite 850, Toronto, Ontario M5C 2C5. The Company also maintains an office located at 76 Temple Terrace, Suite 150, Lower Sackville, Nova Scotia, B4C 0A7. Most of the Company's management work from the Nova Scotia office. The Company is registered as a domestic corporation in Ontario and its common shares trade on the TSX Group's TSX Venture Exchange, Tier 2, under the symbol "NYG".

Nayarit Gold is presently engaged in the acquisition and exploration of mineral properties in the state of Nayarit, Mexico. Our principal property is referred to in this Registration Statement as the "Orion Gold Project." The Orion Gold Project consists of seven mineral concessions located approximately 100 KM north-northwest of the City of Tepic, the capital of Nayarit State. See Item 4 - "Information about the Company." Our objective is to explore, define and develop these claims, if economically warranted. No known bodies of commercial ore or economic deposits have been established on any of our claims and further exploration is required before a final evaluation as to economic feasibility or any one or more of the claim groups can be determined. We have no source of revenues. Our ability to explore and potentially develop our mineral assets will depend upon our ability to attract investment or otherwise finance our activities.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$). As of April 22, 2008 the currency exchange rate was approximately US$1.00 equals CDN$1.00. As of the Company's fiscal year end on September 30, 2007, the currency exchange rate was approximately US$1.00 equals CDN$1.00. The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and conform in all material respects with United States generally accepted accounting principles ("US GAAP") except as noted. The principal difference between Canadian GAAP and US GAAP affecting the Company's financial statements is that pursuant to Canadian GAAP mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria while, under US GAAP, such costs relating to unproved properties are expensed as they are incurred. A reconciliation of the impact of the difference between Canadian GAAP and US GAAP is provided in the Company's consolidated financial statements for the years ended September 30, 2007 and 2006 in Note 10.

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in Item 4 – "Information about the Company" and Item 5 – "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this registration statement under Item 3 – "Key Information – RISK FACTORS" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this registration statement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

THE PURCHASE OF OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS REGISTRATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TECHNICAL GLOSSARY

Adits:	Nearly horizontal tunnel from the surface by which a mine is entered and rock and ore is removed.
Breccia:

Rock consisting of angular fragments in a finer grained matrix, distinct from conglomerate, formed by the breaking up of earlier formed rock by sedimentary, volcanic, tectonic, chemical, mechanical or other processes.

Deposit:	A concentration of minerals with potential for economic extraction and recovery.
Dip:	The angle below horizontal of the steepest line that can be drawn on an inclined plane, at right angles to the line of strike within the plane.
Diamond Drilling:	Method of drilling using diamond-impregnated bits and hollow tubes to produce a solid continuous core sample of the rock.
Drilling:	Using a rotary drill to obtaining sub-surface rock samples.
Epithermal:	Pertaining to mineral veins and ore deposits formed from warm waters at shallow depths in the earth, at temperatures ranging from 50-200°C, and generally at some distance from the magmatic source.
Extrusions:	Igneous rocks that have flowed out onto the surface of the earth (i.e. lava, ash, agglomerate, tuff, etc.).
Faults:	A fracture or set of fractures, generally planar, in rocks on which there has been movement on one of the sides relative to the other.
Geochemical Survey:	Exploration techniques that measure the content of certain chemical elements in soils, sediments and rocks to define anomalies for further testing.
Geological:	Pertaining to the study of the history and properties of the earth.
Geophysical Survey:	Exploration techniques that measure various physical properties of the earth with the intent of using the mapped variations in those physical properties to define anomalies for further testing.
Gpt:	(also written g/t or gm/t) Metric system unit of concentration of elements in rock meaning grams per tonne, usually applied to precious metals such as gold, silver and platinum group elements.
Mobile Metal Ion Sampling:

Mobile Metal Ion (MMI) is a geochemical exploration method that uses a unique analytical technique to measure metals in soils and weathered materials.  It differs from traditional techniques by measuring only weak concentrations of mobile target elements between the particles of soil rather than the soil itself and is believed to outline anomalies that are more diagnostic as a  guide to further exploration.

Net Smelter Return Royalty:	(or NSR) Royalty paid based on the proceeds received from the purchaser of mine products with no deduction of production, milling or other pre-shipping costs
Placer:	Concentrations of heavy minerals in generally unconsolidated sediments in creeks, rivers or beaches, formed by a combination of erosion, gravity, and transport energy .

Porphyritic:	Having large, distinct crystals (as of feldspar or quartz) set in a relatively fine-grained groundmass in an igneous rock.
Portal:	The entrance to an adit.
Pyrite:

A metallic, brassy-colored mineral, FeS2, occurring widely and a common indicator of deposition of other, less concentrated minerals or metals of economic interest. Also called fool's gold (colloquial).

Sediments:	Material deposited physically or chemically after transportation as particles or in solution by air, water or ice; “sedimentary rocks” being rock formed from such sediments.
Silicified:	Converted into or impregnated with silica (SiO2).
Strike:	The direction, or bearing, of a horizontal line drawn on a plane surface on the outcrop of an inclined bed or other structural surface.
Structure, Structures:	The relationship between the various repeated planes and lines on or within a rock. Examples include bedding, folding, faulting, and slickensides.
Tailings:	Those portions of washed or processed ore that are regarded as too low grade and uneconomical to be treated further after separation from the minerals of interest.
Trenches:	Elongate excavated open cuts made to examine and sample bedrock and/or mineralization.
Tonne	A unit of metric tonnes equivalent to 1.102 short tons.
Vein System:	A collection of veins within an area or region formed as the result of a set of related structural and subsequent mineralizing events.
Veins:	Tabular or sheet-like bodies of minerals which have been formed by precipitation from hydrothermal fluids moving through a system of faults, fractures, or tabular zones of porosity in rocks.

Mineral references:

Ag – silver

Au – gold

Cu – copper

Pb - lead

Conversion factors
To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Ounces per ton (oz/t)	Grams per tonne (gpt)	34.28
Tonnes	Short Tons	1.102

Item 1. Directors, Senior Management, and Advisors

Directors and Senior Management

Name, Business Address and Position(s) held	Period served as a Director or Officer	Age

Colin P. Sutherland(1) Resident of Halifax, Nova Scotia, Canada Director, President and CEO	June 6, 2007 to date	36
Paul F. Saxton (2) Resident of Furry Creek, British Columbia, Canada Director and Chairman of the Board	April 18, 2007 to date	61
J. Trevor Eyton (3) Resident of Caledon, Ontario, Canada Director	May 2, 2005 to date	73
Donald Flemming (4) Resident of Halifax, Nova Scotia, Canada Director	July 5, 2007 to date	-
R. Glen MacMullin (5) Resident of Ottawa, Ontario, Canada Director	June 6, 2007 to date	37
Dennis H. Waddington (6) Resident of Toronto, Ontario, Canada Chief Financial Officer	May 18, 2005 to May 12, 2008	59
William J. Warren (7) Resident of Pensacola, Florida, USA Vice President of Exploration	September 6, 2007 to date	63
Megan G. Spidle (8) Resident of Hammond Plains, Nova Scotia, Canada Chief Financial Officer	Appointment effective as of May 12, 2008	31

(1) Mr. Sutherland was appointed to the position of President and CEO of the Company on June 6, 2007. Prior to joining the Company, Mr. Sutherland was a Director and Chief Financial Officer of Gammon Gold Inc. ("Gammon") from 2004 to 2007, where he was involved in Gammon's growth from an exploration stage company to a producing mining company with a market capitalization of over CDN$2 billion. Mr. Sutherland also was a director and chief financial offer of Mexgold Resources Inc. from 2004 to 2006. Mr. Sutherland has extensive experience in financing mineral exploration. As of April 21, 2008, Mr. Sutherland was appointed as the interim Chief Executive Officer and director of Silver Dragon Resources Inc. ("Silver Dragon") while Silver Dragon undertakes a search for a new chief executive officer. Prior to becoming its interim chief executive officer, Mr. Sutherland was the chief financial officer of Silver Dragon. Mr. Sutherland is a Chartered Accountant and a graduate of Saint Francis Xavier University in Antigonish, Nova Scotia.

(2) Paul F. Saxton is a mining engineer and has been active in the mining industry since 1969, holding various positions including mining engineer, mine superintendent and President and CEO of several Canadian mining companies. In addition to holding a B.Sc. (Engineering) degree from Queen's University, in Kingston, Ontario Mr. Saxton also earned an MBA from the University of Western Ontario in London, Ontario. Following 10 years with Cominco Ltd., Mr. Saxton became Vice President and then President of Mascot Gold Mines Ltd., initially working on the design and construction of its Nickel Plate mine in British Columbia, Canada. Subsequently Mr. Saxton became a Vice-President of Corona Corporation where he was responsible for western operations and exploration for that company. In 1989, Mr. Saxton was appointed Senior Vice President of Viceroy Resource Corporation where he was responsible for obtaining financing as well as construction and operation of the Castle Mountain mine in California. Mr. Saxton was responsible for bringing the Brewery Creek Gold mine, in Yukon Territory into production. Following his departure from Viceroy Resource Corporation in 1998, Mr. Saxton became President of Standard Mining Corp., supervising its exploration activities until 2001, when Standard Mining Corp. was merged with Doublestar Resources Ltd.

(3) J. Trevor Eyton is a member of the Senate of Canada and a director of Brookfield Asset Management Inc. He presently serves as Chairman of the board of directors of Ivernia Inc. and previously was a director of Noranda Inc. He is also Chairman of Canada's Sports Hall of Fame and a Governor of the Canadian Olympic Foundation. In 2002, Mr. Eyton was awarded Mexico's Aguila Azteca, the highest award given to foreigners by the Mexican government. Senator Eyton is also the co-founder and co-chairman of the Canada/Mexico Retreat, an organization formed in 1990 around NAFTA discussions and now dedicated to promoting two-way trade and investment at the most senior levels in the two countries. Mr. Eyton earned a B.A. from the University of Toronto in 1957 and a S.J.D. from the University of Toronto school of Law in 1960.

(4) Donald Flemming is the president of Don Flemming Insurance, which he established in 1980. He is also a past president of the Chamber of Commerce of Halifax, Nova Scotia and has experience in the mining industry.

(5) R. Glen MacMullin, is currently a Managing Director of Xavier Sussex, LLC, a private investment firm he co-founded in 2004. He also is a member of the board of directors of Silver Dragon Resources Inc. Prior to 2004, he was a Director and the Chief Operating Officer with DB Advisors, LLC, a hedge fund group based in New York and wholly owned by Deutsche Bank AG. He previously served in various positions with Deutsche Bank Offshore in the Cayman Islands including Head of Investment Funds. Mr. MacMullin began his career in public accounting with Coopers & Lybrand in Ottawa, Canada and KPMG in the Cayman Islands. He holds a Bachelor of Business Administration degree from Saint Francis Xavier University in Anigonish, Nova Scotia and is a member of the Canadian Institute of Chartered Accountants.

(6) Dennis H. Waddington is the Chief Financial Officer of the Company as of the date of this registration statement. Mr. Waddington has tendered his resignation effective as of May 12, 2008. He is a consultant with over 30 years of business and professional experience in mineral exploration and related fields. Following graduation from the University of Toronto with a B.Sc. (1970 – Geology) and an M.Sc. (1973 – Structural Geology) he was with Amax Exploration, and later with its public company spin-off, Canamax Resources Inc. as Senior Geologist. After obtaining his MBA from the Schulich School of Business at York University, he joined Phelps Dodge Corporation of Canada, Limited where he had corporate and administrative responsibilities for their operations in Canada and later in India. He has since served as an officer of junior public companies with activities in Mexico, Canada and Brazil. He is a Professional Geoscientist (P.Geo.) registered in Ontario.

(7) William J. Warren is Vice-President of Exploration of the Company. He is a professional geologist who has over 20 years of mineral exploration experience on international precious and base metal projects internationally. Mr. Warren earned a B.S. in Geology from Auburn University and a M.Sc. in Geophysics from the Colorado School of Mines and is a registered Professional Geoscientist in the state of Florida.

(8) Megan Spidle has been appointed the Chief Financial Officer of the Company, effective as of May 12, 2008. She is a member of the Institute of Chartered Accountants of Nova Scotia with over 10 years experience in public accounting. After obtaining a bachelor's degree from Dalhousie University in Halifax (Commerce, 1998) Ms. Spidle worked for Deloitte & Touche, LLP in Halifax. Ms. Spidle also served as the Manager of Financial Reporting for Duke Energy in Houston, Texas.

Item 2. Offer Statistics and Expected Timetable

No Disclosure Necessary

Item 3. Key Information

3.A. Selected Financial Data

The selected financial data of the Company for the fiscal years ended September 30, 2007 and 2006 was derived from the consolidated financial statements of the Company which have been audited by McGovern, Hurley, Cunningham LLP as indicated in their auditors' report which is included in Item 17 of this Registration Statement. The Company has declared September 30 as its fiscal year-end and has completed 34 months of operation since the amalgamation which gave rise to the Company's current form on May 2, 2005. The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and conform in all material respects with United States generally accepted accounting principles ("US GAAP") except as noted. The principal difference between Canadian GAAP and US GAAP affecting the Company's financial statements is that pursuant to Canadian GAAP mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, such costs relating to unproved properties are expensed as they are incurred. A reconciliation of the impact of the difference between Canadian GAAP and US GAAP is provided in the Company's consolidated financial statements for the years ended September 30, 2007 and 2006 in Note 10.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its exploration activities and for working capital.

The following table is derived from the financial statements of the Company for the fiscal years ended September 30, 2007 and 2006.

Selected Financial Data

	September 30, 2007	September 30, 2006
	$nil	$nil
Net Income (Loss)	($3,531,997)(year)	($2,455,866) (year)
(Loss) per Share	($0.09)(year)	($0.08) (year)
Dividends Per Share	$nil	$nil
Wtd. Avg. Shares	39,978,939	30,929,315
Working Capital (Deficit)	$1,187,618	$1,690,259
Long Term Debt	$nil	$nil
Shareholders' Equity (Deficiency)	$7,081,917	$5,143,564
Total Assets	$7,397,763	$5,303,424

Note that under US GAAP, for the year ended September 30, 2007 the Company's net loss was CDN$5,848,604, the loss per share was CDN$0.15, the shareholders' equity was CDN$1,742,524 and the total assets were CDN$2,058,370.

Twelve Months Ended September 30, 2007

During the twelve month period ended September 30, 2007, the Company did not generate any revenue. Operating Expenses during this period (which do not include write-offs for relinquished claims and before inclusion of interest income) were CDN$3,136,254 (US$3,136,254) and included: professional fees of CDN$144,251 (US$144,251), transfer services and listing fees of CDN$55,185 (US$55,185), and office and general fees of CDN$27,056 (US$27,056).

Twelve Months Ended September 30, 2006

During the twelve month period ended September 30, 2006, the Company did not generate any revenue. Operating Expenses during this period were CDN$2,503,710 (US$2,248,707) and include: professional fees of CDN$123,271 (US$110,716), transfer services and listing fees of CDN$34,178 (US$30,697), and office and general fees of CDN$30,988 (US$27,832).

3.B Capitalization and Indebtedness

3.A.3. Exchange Rates

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent calendar year periods ended December 31, the average rates for the period and the range of high and low rates for the periods. Exchange rates are also disclosed for the preceding eight fiscal quarters and the most recent six monthly periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

	Average	High	Low
March 2008	$1.00	$1..03	$0.97
February 2008	$1.00	$1.02	$0.98
January 2008	$1.01	$1.03	$0.99
December 2007	$1.00	$1.02	$0.98
November 2007	$0.97	$1.00	$0.92
October 2007	$0.97	$1.00	$0.94
September 2007	$1.02	$1.06	$0.99
August 2007	$1.06	$1.08	$1.05
July 2007	$1.05	$1.07	$1.03
June 2007	$1.07	$1.07	$1.06
May 2007	$1.09	$1.10	$1.09
April 2007	$1.13	$1.16	$1.11
March 2007	$1.17	$1.18	$1.15
February 2007	$1.17	$1.19	$1.16
January 2007	$1.18	$1.18	$1.16
December 2006	$1.15	$1.16	$1.15

Three Months Ended 12/31/06	$1.13	$1.14	$1.13
Three Months Ended 9/30/06	$1.12	$1.12	$1.11
Three Months Ended 6/30/06	$1.14	$1.14	$1.12
Three Months Ended 3/31/06	$1.15	$1.18	$1.13
Three Months Ended 12/31/05	$1.17	$1.20	$1.15
Three Months Ended 9/30/05	$1.20	$1.24	$1.16
Three Months Ended 6/30/05	$1.24	$1.27	$1.21
Three Months Ended 3/31/05	$1.22	$1.26	$1.20

Calendar Year Ended 12/31/06	$1.13	$1.18	$1.11
Calendar Year Ended 12/31/05	$1.21	$1.27	$1.15
Calendar Year Ended 12/31/04	$1.30	$1.40	$1.18
Calendar Year Ended 12/31/03	$1.40	$1.57	$1.29
Calendar Year Ended 12/31/02	$1.57	$1.61	$1.51
Calendar Year Ended 12/31/01	$1.55	$1.60	$1.49

3.B Capitalization and Indebtedness

3.C Reasons For The Offer and Use of Proceeds

No offer of securities is made by this registration statement.

RISK FACTORS

1.

EXPLORATION STAGE CORPORATION AND EXPLORATION RISKS

The Company is engaged in the business of exploration for precious and base metals in Mexico. We have no known body of commercial ore. Exploration and development of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. If our exploration programs do not yield favorable results, we may be unable to finance further exploration activities and our shareholders could lose their entire investment.

2.

WE HAVE NO SOURCE OF OPERATING REVENUE AND EXPECT TO INCUR SIGNIFICANT EXPENSES BEFORE ESTABLISHING AN OPERATING MINE, IF WE ARE ABLE TO ESTABLISH AN OPERATING MINE AT ALL.

We have no source of revenue and we do not have any commitments to obtain additional financing. We have no operating history upon which an evaluation of our future success or failure can be made. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

  further exploration of our mineral assets and the results of that exploration;

  our ability to raise the capital necessary to conduct this exploration and preserve our interest in these mineral claims; and

  our ability to raise capital to develop the mineral assets, if warranted, and operate them profitably. Because we have no operating revenue, we expect to incur operating losses in future periods as we continue to expend funds to explore and develop our properties. Failure to raise the necessary capital to continue exploration and development could cause us to go out of business.

3.

FOREIGN OPERATIONS

All of the Company's property interests are located in the State of Nayarit, Mexico, and are subject to that jurisdiction's laws and regulations. Variations from the current regulatory, economic and political climate in Mexico could have an adverse effect on the affairs of the Company and could expose the Company to unforeseen risks that are outside our ability to mitigate.

4.

GOVERNMENT REGULATIONS

The Company's exploration operations are subject to the Mexican government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. For the Company to carry out mining activities, exploitation licenses must be obtained and kept current. There is no guarantee that the Company's exploitation licenses will be extended or that new exploitation licenses will be granted. The Company will also have to obtain and comply with permits and licenses which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances, all of which would add to the cost of development and operation and may with the result that development may not be economically feasible.

5.

MARKET FLUCTUATIONS AND COMMERCIAL QUANTITIES

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of gold and silver and, to a lesser extent, base and other related metals. The price of those commodities fluctuates and is affected by numerous factors beyond the Company's control, including international economic and political trends, global demand for base and precious metals, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of base and precious metals, and therefore the economic viability of any of the Company's exploration projects, cannot be predicted.

6.

CONFLICTS OF INTEREST

Certain of the directors of the Company also serve as directors and officers of other companies involved in gold and precious metal or other natural resource exploration and development. Each of the directors must determine how much time to allocate to the business of the Company and the other companies and organizations with which they are involved.

7.

STOCK PRICE

We cannot predict the results of the exploration that is being conducted. The results of these activities will heavily influence our decisions on further exploration at our properties and are likely to affect the trading price of our stock.

8.

PENNY STOCK

Our common stock is considered a "penny stock" and the sale of our stock by you will be subject to the "penny stock rules" of the Securities and Exchange Commission. The penny stock rules require broker-dealers to take steps before making any penny stock trades in customer accounts. As a result of these factors there could be delays in the trading of our stock and some brokers may decline to handles transactions involving our stock which could negatively affect the liquidity of your shares.

9.

CURRENCY RISKS

The Company conducts its business activities in Canadian dollars. Consequently, the Company is subject to gains or losses due to fluctuations in Canadian currency relative to the U.S. dollar. Likewise, its operational activities in Mexican pesos may be affected by the fluctuations in relative value with other currencies.

Item 4. Information About the Company

History and Development of the Company

Nayarit Gold Inc. is a junior mineral exploration company that was incorporated in the Province of Ontario on November 27, 2003 under the Business Corporations Act (Ontario). On May 2, 2005 the Company amalgamated with Canhorn Chemical Corporation ("Canhorn"), a then inactive reporting issuer formed under the laws of the Province of Ontario. Each common share of the Company and each common share of Canhorn was exchanged for one common share of the amalgamated company. As a result, Nayarit's former shareholders owned approximately 63% of the newly amalgamated company. This transaction was accounted for as a reverse take-over with Nayarit as the acquirer.

The Company's head office is located at:

36 Toronto Street
Suite 850
Toronto, Ontario
M5C 2C5
Telephone: (647)-477-6264
Fax: (647)-477-6265

Most of the Company's management, including the President and Chief Executive Officer work from an office located at:

76 Temple Terrace
Suite 150
Lower Sackville, Nova Scotia
B4C 0A7
Telephone: (902)-252-3833
Fax: (902)-252-3836

The contact person for the Company is our President and CEO, Colin P. Sutherland. Effective as of May 12, 2008, all senior management will be located in the Company's Halifax office.

The Company's fiscal year end is September 30.

The Company's common shares trade in Toronto on the TSX Venture Exchange, Tier 2 under the symbol "NYG". The Company has an unlimited number of common shares authorized, without par value. As of April 30, 2008, the Company had 48,875,262 shares of its common stock issued and outstanding.

The Company's Canadian counsel is Peterson Law Professional Corporation, Toronto, Ontario where the contact person is Dennis H. Peterson. The Company's U.S. counsel is Kavinoky Cook LLP, Buffalo, New York. The contact person at Kavinoky Cook LLP is Jonathan Gardner.

Business Overview

We are an exploration stage mining company. Our objective is to explore and, if warranted and feasible, to develop our interest in certain mineral concessions located in the Municipality of Acaponeta, State of Nayarit, Mexico (the "Orion Gold Project") more fully described herein. There is no assurance that commercially viable mineral deposits exist on any of our mineral claims and further exploration will be required before a final evaluation as to economic feasibility is determined.

We own our interest in the Orion Gold Project through our subsidiary, Nayarit Gold de Mexico S.A. de C.V., a Mexican corporation ("Nayarit Gold Mexico"). The authorized capital of Nayarit Gold Mexico is unlimited. Currently, there are 50 shares of common Series "A" stock with a par value of 1,000 pesos in Mexican Currency ("MXN") issued and outstanding (the "Mexico Shares"). Because Mexican law requires that there be at least two shareholders of a Mexican corporation, the Company owns 49 Mexico Shares and Gerald Shefsky, a former Director of the Company, owns 1 Mexico Share. Mr. Shefsky entered into an agreement with the Company on April 1, 2004 pursuant to which he has acknowledged and agrees that he owns his Mexico Share for the benefit of the Company. Under the terms of the agreement, Mr. Shefsky has agreed that any distribution of income or capital, any right in respect of his Mexico Share and any proceeds from the sale thereof are to be paid or delivered to the Company.

The following graph shows historic prices in US dollars (per troy ounce) of Gold from April 29, 1998 through April 29, 2008 (based upon information available at http://www.infomine.com)

The following graph shows historic prices in US dollars (per troy ounce) of Silver from April 29, 1998 through April 29, 2008, (based upon information available at http://www.infomine.com)

Orión Gold Project Properties

The Orión Gold Project, in the state of Nayarit on Mexico's west coast, originally comprised 8,324 hectares (20,569 acres) and has been expanded since September, 2005 to a total area of 101,795 hectares (251,541 acres) centered approximately 100 km north-northwest of Tepic, the capital city of Nayarit State. Nayarit Gold's exploration work, including diamond drilling of gold-mineralized zones, commenced in the quarter ended June 30, 2005 and has been underway more or less continuously since that time. A 7,000 meter diamond drilling program referred to as the "Phase One Drill Program" is nearing completion and the Company is awaiting results. The Orión Gold Project consists of seven mineral concessions, two of which comprise more than one fraction. All are held through the Company's subsidiary Nayarit Gold de Mexico S.A. de C.V., as outlined below. The Evaristo concession is a residual concession from the Company's work on the Company's Dorosa project in the State of Mexico and no further work is planned for that area at this time.

As of April 30, 2008 Nayarit Gold Mexico has a 100% interest in the following claims:

Claim	Expiration Title Certificate Effective Date	Title Certificate Number	Surface Areas (Hs.)
Orion*	September 18, 2003*	205616	527.5021
El Magnifico Fracc. 1	March 1, 2054	221588	6.9029
El Magnifico Fracc. II	March 1, 2054	221589	32.0000
El Magnifico Fracc. III	March 1, 2054	221590	6.9575
El Magnifico Fracc. IV	March 1, 2054	221591	8.8388
El Magnifico	March 1, 2054	221592	7,595.7440
Bonanza I	July 17, 2056	227603	200.0000
Reese	August 9, 2056	227775	3,104.2929
Gross Fracc. I	February 6, 2057	228826	67,148.7686
Gross Fracc. II	February 6, 2057	228827	16.0000
La Estrella**	September 9, 2042	196009	146.3529
El Dorado	February 16, 2057	228887	23,001.8200
Evaristo	March 13, 2057	119141	17,366.7533
Total area

*Issuance of an exploitation concession regarding the Orion mining claim is currently in process.
** The La Estrella property is subject to an option agreement, as more fully described below.

Two of the concessions, Orión and La Estrella, are subject to certain provisions of agreements related to their acquisition, including the following: future production from the Orión concession is subject to a 3.5% net smelter return royalty, which may be purchased at any time by paying US$250,000 and granting a 10% net profits interest. The La Estrella claim is subject to an option agreement that provides that the concession may be acquired over a period of six years for an aggregate price of US$1,450,000. As of the date of this registration statement, the Company has made payments totaling US$350,000 under the La Estrella option agreement.

Option Payment Schedule
La Estrella concession, Orion Gold Project

Date	Amount to pay (USD)	Status
On signing	25,000	Paid
November 28, 2004	50,000	Paid
November 28, 2005	75,000	Paid
November 28, 2006	100,000	Paid
November 28, 2007	50,000	Paid*
April 28, 2008	50,000	Paid
November 28, 2008	100,000
November 28, 2009	1,000,000
Total payments	1,450,000

*Note that the payment due in November 2007 was split into two payments by an amending agreement. The first payment of $50,000 was made by November 28, 2007, and the second payment of $50,000 was made on April 28, 2008.

The El Magnifico, Bonanza I, Reese, Gross, El Dorado and Evaristo concessions are not subject to any royalty or other agreements. The Bonanza I concession was acquired during December, 2005 under the Mexican government lottery system for disposing of concessions forfeited for non-payment of mining duties, and title was granted on July 18, 2006. The Bonanza I concession lies within the boundaries of the El Magnifico concession. The Reese concession was staked contiguous with the southeast quadrant of the El Magnifico concession, during December, 2005. The staking of the Gross concession, contiguous with the Reese and El Magnifico concessions, was announced in March, 2006 and extended the total land package to the east and south to cover prospective territory containing a number of previously documented showings. The El Dorado concession was added onto the east side of the Gross concession and registered in April, 2006.

The Evaristo concession was acquired by staking, adjacent to the "Dorosa" silver property (a property the Company previously had under an option that was terminated in March of 2007). It is located some 120 km southwest of Mexico City in Mexico State.

Under Mexican Mining Law there are certain obligations that holders of mineral exploration and exploitation concessions must comply with in order to maintain their concessions in full force and effect. Each May, concessionaires with more than 1,000 hectares in concessions must file with the General Bureau of Mines (the "GBM") assessment reports in respect of work carried out on each concession during the preceding calendar year. Regulations to the Mining Law establish minimum investment amounts that must be made on a concession in order to remain in compliance. During the months of January and July of each year concession holders must pay the mining taxes for the area that pertains to each concession (on a per hectare basis), and to file payment evidences before the GBM during the months of February and August of each year. The GBM is in the process of implementing a mandatory electronic filing system, which will eliminate the need to file payment evidence. As of the date of this Registration Statement, the Company elects to pay its mining tax owed electronically.

Orion Gold Project Accessibility, Climate and Topography

The concessions are located approximately 100 km northwest of Tepic, which is the state capital of Nayarit. The nearest town is Acaponeta, which is located 8 km southeast from the claims. Secondary dirt roads provide access to the concessions from the paved national highway that crosses the western part of the concessions.

The general climate in the region is warm and sub-humid with a well-defined rainy season between June and September, and which commonly extends through October. Average annual rainfall is in the order of 1,307 millimeters, of which 92% falls from July to September. A secondary winter rainy season is commonly present in January and February. The annual mean temperature is 26.7 ° Centigrade.

In the area of the concessions, vegetation consists mainly of perennial scrub trees and bushes. The area is sparsely populated and cattle raising, along with some cultivation of market crops, comprises the main district land use. Crops grown in the area include corn, beans, nuts, sorghum, avocado and a variety of other fruits and vegetables.

The main topographic features of the area are the northwest-trending ridges including La Estrella, Cerro Verde and Cerro La Pedregosa to the northeast of La Estrella, and El Salto de Tecapan and Cerro El Vigia to the south of La Estrella. The principal drainage in the area is the Tecapan stream, which cuts across the area to join the San Francisco River, which in turn flows to the west to an estuary on the coast.

Orión Gold Project General Geology

The Sierra Madre Occidental metallogenic province, in which the Orión Gold Project is located, is one of the world's largest epithermal precious metal terrains and hosts most of Mexico's gold and silver deposits. The general geology of the Orión Gold Project area is characterized by Early to Mid-Tertiary volcanic rocks, locally intruded by shallow, fine-grained to porphyritic igneous rocks. This assemblage is typical and extends through the Sierra Madre Occidental, eastern Sonora, and western Chihuahua, Durango, Sinaloa and Nayarit states. The map below shows the location of the Orion Gold Project.

Orión Gold Project Exploration History

Our properties do not contain known reserves. Our programs described herein are exploratory in nature.

Our original exploration focus after commencement of operations in May, 2005 was on drilling the La Estrella zone that had been explored in the 1990's by Lac Minerals. Simultaneously, a reconnaissance mapping, prospecting and sampling effort on various parts of the larger but less well known El Magnifico concession commenced, resulting in the initial work to define drilling targets at the Minas de Animas area. This field work paralleled a continuing investigation and review of historical documents to inventory as much information as possible about the location and nature of gold and/or silver showings. This work lead to identification and classification of other discrete mineralized zones, resulting in expansion of the property through staking additional ground. This exploration of the roughly 400 square mile Orión Gold Project area outlined a pattern of mineralized and altered zones related to northwest-southeast and east-west trending structures, locally characterized by silicified, pyrite and gold-rich breccias and precious metal quartz veins that also contain varying amounts of silver. The exploration approach evolved, as a result of this new understanding, from a single target focus at La Estrella to a district scale strategy of evaluating numerous mineralized zones and grooming the best for drill testing, which has now begun. The following table identifies the zones identified to date, the present understanding of the metals present and the concession on which they are found.

Mineralized Zone	Metals	Concession
Orion Main Zone (and sub-zones)	Au	Orión and La Estrella
El Rey	Ag, Au	Orión
Bonanza	Ag, Au	Bonanza 1
Bonanza 1	Ag, Au	Bonanza 1
El Carmen	Ag, Au	Bonanza 1
Minas de Animas	Au, Ag	El Magnifico (Frac 2)
Coppernicus	Cu	El Dorado
Lázaro Cárdenas	Ag, Au	Gross
Navro	Au, Ag, Cu, Pb	Gross
Benita	Au, Ag	Gross
Cu Show	Cu, Ag	Gross
El Frontal	Ag	Gross

Mineralized Zones identified on Orión Gold Project

Glossary:

Ag – silver
Au – gold
Cu – copper
Pb - lead

The earliest recorded work on Orión Main Zone ("OMZ") on the La Estrella property was from the mid-1980's when the Mexican government's Consejo de Recursos Minerales Subdireccion Tecnica (the "Consejo") investigated the OMZ by sampling at surface and in underground workings. The workings were all on one level accessed by an adit, and consisted of a crosscut leading to a drift along the main vein with several shorter crosscuts apparently following smaller cross-veins into the wall rock.

In 1993-94 Lac Minerals investigated the property with surface sampling, geochemical soil sampling and magnetic and IP geophysical surveying followed by 18 reverse circulation drill holes. Their 1994 reverse circulation drilling program comprised 2,464 metres of drilling in 21 holes with steep to vertical inclination and an average depth of 117 metres. They encountered a number of mineralized intersections with significant gold values but did not document any controls, continuity or a resource before the project was terminated as a consequence of the takeover of Lac by Barrick Gold.

The Company's "2005 Drill Program" began in May, 2005 with a diamond drilling program on the La Estrella mineralized vein system, intended to confirm the Lac results and fill in the gaps in their coverage. The 2005 Drill Program comprised 2,027.5 meters of drilling in 18 holes. While the 2005 Drill Program encountered gold mineralization in interesting quantities in several holes, the correlation with the older reverse circulation results was not good and the goal of advancing the understanding towards a resource calculation was not met. Simultaneously, a sustained reconnaissance mapping, prospecting and sampling program at La Estrella and several other areas of the property began.

Drilling conducted in 2006 at Orión/La Estrella (the "2006 Drill Program") comprised another 3,567 meters of diamond core drilling in 11 holes, bringing the Company's drilling totals at the OMZ to 29 holes and 5,595 meters. The 2006 Drill Program drilling was designed to test for depth and strike extensions of mineralization outlined by the 2005 Drill Program and the Lac reverse circulation drilling and by the detailed surface and underground sampling work on the main OMZ and parallel structures. The drilling did encounter the target structures and zones of gold mineralization at depths well below what was previously known, but still did not prove continuity and overall potential.

This field work was complemented by a continuing investigation and review of historical documents for digitization and inclusion into the property database, inventorying as much information as possible about the location and nature of gold and/or silver showings. This work identified and classified more discrete mineralized zones, which were prioritized for future exploration efforts.

The results of the Company's 2005 and 2006 Drill Programs led to the expansion of the Orión Gold Project from its original 8,000 hectares in three concessions to an estimated 102,000 hectares in seven concessions, and continues to outline a pattern of mineralized and altered zones related to northwest-southeast and east-west trending structures, locally characterized by silicified pyrite and gold breccias and precious metal-bearing quartz veins containing varying amounts of silver along with the gold.

In 2005 and 2006, mapping, soil geochemistry, trenching and surface sampling at Lazaro Cardenas, about 25 km south of the OMZ, outlined one or more zones of dominantly silver vein mineralization associated with a roughly east-west structure that dips steeply to the south, prompting the Company to add the Lazaro Cardenas area of the Gross concession. Evidence of the structure and vein system was traced for over 8,000 meters at surface. Silver mineralization seems to occur in veins generally parallel to the structure and in mineralized faults cutting across these veins and the general structure. Some of the better early surface outcrop sampling results by the Company that encouraged optimism here include a 0.8 meter chip/channel sample running 2.59 gpt gold and 1,620 gpt silver. Another chip-channel sample of 1.2 meters ran 0.2 gpt gold and 233 gpt silver. "Gpt" (also written g/t or gm/t) is a metric system unit of concentration of elements in rock meaning grams per ton. This unit of measurement is usually applied to precious metals such as gold, silver and platinum group elements. Two grab samples from surface ran 1.18 gpt gold with 228 gpt silver and 6.24 gpt gold with 26.6 gpt silver respectively. Ten lines of Mobile Metal Ion ("MMI") soil sampling completed across 1,700 metres of that length resulted in a clearly defined silver anomaly. The MMI geochemical survey outlined an extensive anomaly coinciding with evidence of historical trenching, some pits and shafts of unknown size and gold and silver bearing surface rock samples. The 2006 Drill Program also included the first drill hole to be completed on the Lazaro Cardenas Zone, and three other attempted holes that failed to reach their objectives. This drilling was designed to test the anomaly in several locations but unfavourable core recoveries due to badly fractured and poorly consolidated bedrock prevented completion of three of the planned holes. Some weakly mineralized vein material was encountered in Upper Volcanic Group rocks which could not be correlated with the target structures and no reliable conclusions could be made. Further work was left for a later drilling program with improved drilling tools.

While the structurally hosted gold mineralization of the Orión Main Zone, which lies mostly within the La Estrella concession close to the western boundary of the Orión concession, remains the most intensely explored structural zone in Nayarit's Orión Gold Project, historical underground workings, probably of a mainly exploratory nature, and/or trenching, are also observed at Animas on the El Magnifico Fraccion 2, on the Bonanza vein immediately east of the Bonanza 1 property, on the Bonanza 1, El Carmen and La Escondida showings, at El Rey, at Lazaro Cardenas, and at El Frontal, a historic mine with several levels of development located in the southeastern portion of Gross.

These major vein systems on the property display characteristics of gold-silver, quartz-adularia epithermal vein systems. The two dominant sets are those striking approximately east-west and those striking approximately northwest-southeast.

The OMZ appears to be a southeast striking, steeply northeast dipping zone with several possible cross-cutting veins or breccia zones. The host structure can be traced at surface for approximately 800 meters and a gold-bearing portion has been outlined underground over widths of several meters and along a strike length of about 60 meters. The depth and strike extent of the gold-bearing part of the zone, and the nature and orientation of mineralization controls, remain to be determined through additional exploration work.

At Minas de Animas, a number of openings along and across the mineralized veins were located and sampled since 2005 by the Company, providing access for underground sampling to the main southerly dipping Minas de Animas structure for a total of more than 360 meters underground. Another entrance lies a short distance to the north in a footwall structure. Sampling at surface and in the old workings revealed silver and gold material associated with two sub-parallel quartz breccia veins that trend East-West to NW-SE. The presence of 16 gold assays equal to or greater than 10 g/t gold and 25 silver assays equal to or greater than 500 g/t silver, with 9 assays equal to or greater than 1000 g/t silver led to the conclusion that the system needed to be tested by drilling. This was one of the principal target areas of the Phase One Drill Program.

Sampling work by the Company on the Bonanza I concession has defined well mineralized silver-gold vein systems, including El Carmen, La Escondida, La Cumbre, and La Morena (these include underground workings) and the main Bonanza I structure. The El Carmen mineralized vein system runs northwest-southeast and intersects the Bonanza vein structure, which trends east-west. It has been chip-channel sampled at surface and underground along approximately 400 metres of strike length. The mineralized veins of the Bonanza I concession constitute another target for the Phase One Drill Program which is still underway.

Orión Gold Project Exploration during and subsequent to the 2007 Fiscal Year

Work since October, 2006 consisted initially of preparation of access roads and drill pads, in-fill sampling and mapping of several areas to plan and prioritize of future work, particularly on the Bonanza I, Animas, Lázaro Cárdenas and El Carmen areas. The Phase One Drill Program, a 7,000 meter diamond drilling program was designed to carry out first pass drill testing of a number of these vein systems known from the ongoing mapping and sampling work. A drilling contractor was engaged and work began in the summer of 2007 and is still continuing.

The first mineralized area to be drilled in the Phase One Program, was the Minas de Animas vein structures where seven holes totaling 1,904.1 meters of drilling were completed. The Minas de Animas structure is more than 2.0 km south east of OMZ, and 2.3 km south of the Bonanza 1 workings and has been traced over a strike length of more than 850 meters on surface.

A number of these holes intersected significant mineralization in vein material, as reported in the following table. Two holes OR-07-33 and OR-07-35 hit identifiable vein material without significant precious metal values, apparently indicating a raking geometry of mineralized shoots within the veins, open and improving to the east.

Drill Hole #	True Width (m)	Gold (g/t)	Silver (g/t)	Vein
OR-07-30 Zone A	1.60	2.51	48.50	Animas
OR-07-30 (includes)	16.48	1.30	99.07	Del Norte
OR-07-30 Zone B	10.70	3.57	287.60	Del Norte
OR-07-30 Zone C	1.90	14.00	335.00	Del Norte
OR-07-30 Zone D	3.20	1.17	158.40	Del Norte
OR-07-31	6.32	3.03	350.16	Animas
OR-07-32	5.42	9.59	980.15	Del Norte
OR-07-33	10.8			Del Norte
OR-07-34	4.20	1.67	138.90	Del Norte
OR-07-35	10.5			Del Norte
OR-07-36	9.20	7.97	100.90	Del Norte

Assay summaries from Phase One drill holes at Minas de Animas

We are awaiting assay data and interpretation on the rest of the holes completed to date under the Phase One Drill Program.

Item 5. Operating Results and Financial Review and Prospects

History

Nayarit Gold amalgamated with Canhorn Chemical Corporation, a public issuer, on May 2, 2005. This transaction was accounted for as a reverse take-over with Nayarit Gold as the acquirer. Nayarit Gold was initially formed as a private company in November of 2003

Following the amalgamation in 2005, Nayarit Gold raised $2,250,000 through the sale of units which, along with the proceeds of earlier private placements, provided the funds to operate the Company and carry out the first phases of its exploration program on the Orión Gold Project. This consisted of an intensive phase of diamond drilling in the year ended September 30, 2005 followed by a continuous phase of prospecting, reconnaissance mapping and sampling of showings along with data acquisition and compilation and new property additions. For more information about our exploration program, see Item 4 "Information about the Company" "Orion Gold Project Exploration History" and "Orion Gold Project Exploration during and subsequent to the 2007 Fiscal Year." During the quarter ended 31 March 2006, the Company completed a private placement financing that raised additional funds, before expenses, of $3,042,000 through the non-brokered, no fee, no commission sale of 4,056,000 units consisting of one common share and one half of one warrant allowing purchase of a common share for $1.25 per share before March 20, 2007. Another non-brokered private placement financing for $1,968,050 before expenses consisting of 2,811,500 units sold at $0.70 each was completed at the end of February, 2007. Each unit consisted of a common share and half a common share purchase warrant that could be exercised for $1.00 for a period of 12 months after closing. In January 2008, the Company completed a non-brokered private placement financing for $2,273,000, consisting of 5,682,500 units, where each unit consisted of one common share and one common share purchase warrant allowing for the purchase of a common share for $0.60 until January 11, 2009 or a common share for $0.70 from January 12, 2008 until January 11, 2010.

RESULTS OF OPERATIONS

TWELVE MONTH RESULTS ENDED SEPTEMBER 30, 2007, 2006 AND 2005

Details of the Company's administrative expenses for the year ended September 30, 2007, compared to the previous two years, are presented in the Consolidated Statements of Loss and Other Comprehensive Loss, forming part of the related consolidated financial statements, which are included as a part of this Registration Statement. Non-cash components of these expenses are Amortization and Stock-based Compensation. The latter is a calculated (Black-Scholes method) fair value assigned to options granted under the Company's stock option plan which vested during the quarter ended September 30, 2007, and also appears as contributed surplus within the Shareholders' Equity. Such expenses will continue to be incurred as more options vest over time. If and when options are exercised the assigned value is removed from the Contributed Surplus account. For ease of comparison, the previous three years' expenses (2005, 2006 and 2007) are compiled and summarized in the following table.

	Year ended
Operating Expenses	30-Sep-07	30-Sep-06	30-Sep-05
Stock based compensation	1,963,915	1,351,339	579,620
Management and consulting fees (includes salaries)	325,849	254,697	228,300
Occupancy costs	190,947	17,183	10,120
Professional fees	144,251	123,271	49,214
Promotion	134,931	414,903	224,142
Travel	66,111	17,967	29,503
Shareholder information	62,134	53,508	-
Transfer agent, listing and filing fees	55,185	34,178	13,896
General exploration expense	47,642	55,381	-
Insurance expense	46,561	43,016	20,437
Office and general	27,056	30,988	19,995
Management bonus	-	55,000	-
Communications	13,283	10,533	4,125
Interest and bank charges	7,462	9,269	2,798
Foreign exchange (gain) loss	(26,808)	15	2,489
Amortization	77,735	32,462	416
Total operating expenses	3,136,254	2,503,710	1,185,055

Loss before under-noted	(3,136,254)	(2,503,710)	(1,185,055)

Other (Expense) Income
Transaction costs in excess of cash acquired	-	-	(249,578)
Write-off mining interests	(441,713)	-	-
Interest income	45,970	47,844	227

Net Loss	(3,531,997)	(2,455,866)	(1,434,406)

Comparison of Operating and Other Expenses for the fiscal years ended 2005, 2006 and 2007

Apart from the non-cash stock-based compensation and amortization amounts, which together constitute 65% of the Operating Expenses for 2007 the five top expenses are for management and consulting fees, occupancy cost, professional fees; office space rent, promotion, and travel expense (in decreasing magnitude). They total $862,089 ($828,021 and $541,279 in 2006 and 2005 respectively) representing 25% of the Operating Expenses for the year (33% and 46% for the previous years.) The occupancy costs (office rent) is sharply higher for 2007, reflecting the Company's move out of shared office space early in the year and to lease larger space of its own, and the subsequent costs of terminating the lease early when most of the management function was moved from Toronto to the Halifax area. The increase in Management and Consulting Fees (which includes management salaries) increased over time as the number of people increased to meet the needs of the increasing programs. These are believed to be reasonable amounts for operating a public company of the scale of Nayarit Gold in comparable circumstances.

The Consolidated Statements of Exploration Property Interests forming part of the related audited consolidated financial statements of the Company for the year ended September 30, 2007 (the "Year") provide details of the deferred exploration expenditures which make up the Exploration Property Interests, grouped by individual property. During the Year, a total of $2,459,729 (when the Mexican Value Added Tax ("IVA") recoverable is included) of such expenditures were accumulated as Exploration Property Interests on the accompanying balance sheet (compared to $2,151,670 a year earlier). Some additional exploration expenditures related to new project investigations and final invoices received for the terminated Dorosa project were expensed directly. This brings the Mining Interests cumulative total to $5,705,405 at September 30, 2007, including exploration advances, prepaids and estimated IVA recoverable.

Total additions to properties held by the Company during 2007, 2006 and 2005 are presented on a property by property basis in the following table, for quick reference.

Property	Year ended Sept 30, 2007	Year ended Sept 30, 2006	Year ended Sept 30, 2005
Orión	192,875	410,156	118,641
La Estrella	279,744	543,817	556,917
El Magnifico	602,819	190,156	158,659
Bonanza 1	281,641	105,515	-
Reese	15,823	37,735	-
Gross	468,189	472,592	-
El Dorado	64,749	87,210	-
Dorosa	(115,597)	115,597	-
Evaristo	128,037	-	-
Advances	257,046	188,890	-
Totals	$2,175,326	$2,151,668	834,217

During the year ended September 30, 2006, a total of $2,151,668 in exploration and property costs was incurred and added to the property and deferred exploration expense balance, bringing Mining Interests to $3,245,676. The expenditures reflected the diamond drilling in both years at the OMZ, the small Lazaro Cardenas drill program and the reconnaissance mapping and prospecting, on top of the ongoing data compilation and interpretation work to generate additional exploration and drilling targets and evaluate other properties for acquisition. A year earlier (fiscal 2005), $834,217 was spent on exploration and property costs. The increase in the expenditure levels for 2006 compared to 2005 was due to the increased property base and the fact that 2005 was not a full year. The drilling programs on the OMZ are reflected primarily in the La Estrella totals. The increasing amount of work away from the original OMZ area and the larger size of the newer concessions on which increasing amounts of work are being done account for the magnitude of expenses on those properties.

The Company's policy, in keeping with the practice of comparable participants in the industry and Canadian GAAP, is to accumulate the cost of exploration properties and exploration expenditures at cost on the Balance Sheet as "Exploration Property Interests" until a property comes into production. After commencement of production the accumulated costs will be depleted on a unit of production basis pro rata to the proportion of total reserves and resources mined in any period, thus matching in time the costs of finding and developing the mine with the revenues from the mine. If a property is determined not to be economic but is still retained as an asset, the accumulated value will be written down to the net realizable value of the asset and any excess expensed. If a property with accumulated value is abandoned or sold, its deferred expenses will be expensed to operations in the period of such sale or abandonment. Losses incurred since inception are due mainly to general and administrative expenses, which include professional staff time related to planning and supporting the ongoing exploration program on the Orión Gold Project, corporate maintenance, shareholder relations and advertising and promotion. Such losses will continue given the nature of the Company's business, until such time as it may bring a mine into production.

Summary of Quarterly Results

The following three-part table sets out key financial data on a quarter by quarter basis for the last three fiscal years to the end of September, 2007. The effects of the March, 2006 and February, 2007 equity financings and the exercise of options and warrants from time to time can be seen in the fluctuation in the level of Working Capital. General administration costs are generally steady as reflected in "Operating Expenses," but when the non-cash component for the value of vesting stock options is considered, shown in the Stock-based Compensation line, the Net loss is generally rising over the periods illustrated. Exploration levels increase more steeply during drilling phases, such as the last two quarters of the 2007 fiscal year.

Quarter ending	30-Sep-07	30-Jun-07	31-Mar-07	31-Dec-06

Working Capital	1,187,618	2,574,333	2,077,842	1,059,121
Exploration Property Interests and Deferred Exploration	5,705,405	4,581,325	4,143,531	4,069,351

Revenue	-	-	-	-
Operating expenses	317,748	302,308	379,722	172,561
Stock-based compensation	611,059	506,300	413,193	433,363
Net loss for period (after interest income and exploration write-offs)	(933,849)	(793,751)	(1,218,163)	(586,234)
Net loss per share	(0.02)	(0.02)	(0.03)	(0.02)
Wtd Avg. number of shares in quarter	43,186,443	42,025,953	38,702,260	35,941,997

Quarter ending	30-Sep-06	30-Jun-06	31-Mar-06	31-Dec-05

Working Capital	1,690,259	3,079,038	3,697,225	519,961
Exploration Property Interests and Deferred Exploration	3,245,676	2,301,236	1,565,562	1,325,432

Revenue	-	-	-	-
Operating expenses	320,916	404,069	314,202	113,188
Stock-based compensation	808,795	118,486	194,849	229,209
Net loss for period (after interest income and exploration write-offs)	(1,109,022)	(495,812)	(508,639)	(342,397)
Net loss per share	(0.03)	(0.01)	(0.02)	(0.01)
Wtd Avg. number of shares in quarter	35,815,406	35,468,997	26,960,888	25,407,641

Quarter ending	30-Sep-05	30-Jun-05	31-Mar-05	31-Dec-04

Working Capital	864,465	1,424,104	206,895	327,313
Exploration Property Interests and Deferred Exploration	1,094,008	677,242	388,504	355,542

Revenue	-	-	-	-
Operating expenses	142,873	320,634	87,595	54,106
RTO costs	(5,202)	254,780	0	0
Stock-based compensation	510,620	69,000	0	0
Net loss for period (including interest income and exploration write-offs)	(648,291)	(644,414)	(87,595)	(54,106)
Net loss per share	(0.04)	(0.03)	(0.01)	(0.01)
Wtd Avg. number of shares in Quarter	25,407,641	20,305,094	9,500,001	8,000,001

Quarterly financial data summary for past three fiscal years

In the last quarter of 2007, it was decided to move the estimated recoverable IVA from current assets to long term assets due to uncertainties in the recovery process that were causing delays in receiving refunds.

Liquidity

At September 30, 2007, the Company's cash (including short term investments) position of $1,420,543 was relatively unchanged from the $1,472,627 balance at the beginning of the year. The funds from the second quarter (January 2007) private placement and the exercise of warrants from earlier private placements that expired at the end of April, along with proceeds from the exercise of a number of options, more or less balanced the outlay for exploration and managing the Company. Over the three months ending September 30, 2007 the change in cash was from $2,143,749 at the beginning of the quarter to $1,420,543 at the end of the quarter. This change was largely a result of the increased exploration program costs with the commencement of the Phase One Drill Program at the Orion Gold Project during the Quarter. Working Capital decreased from $1,690,259 to $1,187,618 over the Year (compared to increasing from $864,465 to $1,690,259 over the previous year). Over the final quarter of the Year, the Working Capital change was from $2,574,333 to $1,187,618 (compared to $3,078,038 to $1,690,259 in the final quarter of the previous year). These final quarter decreases in both years reflect mainly the startup of drilling programs following earlier financings and significant warrant or option exercises, and in the case of 2007, the change in the classification of the IVA from a current to a long term asset until a timely recovery process can be developed. The fluctuations in these measures reflect the relative timing of more expensive exploration programs and financing activity.

Capital Resources

The Company is required to make certain additional expenditures for exploration work to keep the concessions making up the Orión Gold Project in good standing, including minimum exploration expenditures required by Mexican mining laws, semi-annual payment of mining taxes calculated on the basis of surface area in all titled concessions and option payments under the La Estrella agreement. The exploration work being done will be sufficient to satisfy these minimum work requirements with the current programs. After the end of the Year, the Company determined that additional financial resources would be required to allow the Company to complete the full Phase One Drill Program at the Orion Gold Project, which led to the completion of the non-brokered private placement described herein totaling $2,273,000. With the proceeds of that private placement the Company is now in a position to meet all its current financial commitments, including completion of the Phase One Drill Program and preparations for a Phase Two Drill Program targeting the areas with the best results coming from the Phase One Drill Program.

The net proceeds of the Company's earlier private placements are currently being used by the Company to fund its mineral exploration programs, as well as for general working capital purposes. The Company intends to fund future commitments with cash on hand, or through any other financing alternative it may have available at the time in question.

The Company's share capital consists of an unlimited number of common shares without par value. Apart from the share purchase warrants and the incentive stock options described elsewhere, the Company has no convertible securities outstanding.

The Company had 43,192,762 common shares issued and outstanding at September 30, 2007, representing an increase of 115,000 during the quarter for new shares issued for options exercised, and an increase of 7,262,356 during the rest of the year that represents new shares issued equity financings and for warrants and options exercised. As of the date of this Registration Statement, 725,601 of the issued and outstanding shares were still held in escrow by three separate parties.

As of the date of this Registration Statement, the Company had Warrants outstanding as outlined in the following table.

Series	Number	Expiry	Exercise price	To purchase

VI	5,682,500	1/11/2010	$0.60 until 1/11/2009 and after that time $0.70 until 1/11/2010	1 common share

In the six months ended March 31, 2007, 1,275,000 Series II warrants were exercised at $0.25 per share and 52,857 Series III warrants were exercised at $0.45 per share. The Series IV warrants expired unexercised. The February financing included Series V warrants. During the quarter ended June 30, 2007, all the Compensation warrants, the remaining Sponsor warrants and all but 14,286 of the Series III warrants were exercised.

Following the increase in the Company's incentive stock option plan approved by the shareholders at an April 17, 2008 Annual and Special Meeting, options may be granted on a total of 9,775,000 shares. This is a fixed number approval that may not exceed 20% of issued and outstanding shares. The total number of shares on which options had been granted and remained outstanding under the Company's incentive stock option plan at the end of the fiscal year ended September 30, 2007, taking into account all prior exercises, expiries and cancellations, was 5,985,000.

Expiry	Number	Exercise price	To purchase
May 2010	2,500,000	$0.35	1 common share
February 2011	400,000	$0.85	1 common share
May 2011	1,050,000	$1.30	1 common share
May 2011	75,000	$1.33	1 common share
May 2012	1,550,000	$0.98	1 common share
June 2012	50,000	$0.90	1 common share
August 2012	100,000	$0.80	1 common share
August 2012	50,000	$0.90	1 common share
September 2012	210,000	$0.60	1 common share
Total	5,985,000

Summary of outstanding stock options under the Company's plan

During the fourth quarter of the fiscal year ended September 30, 2007, 115,000 options were exercised at a price of $0.38 per share. A further 100,000 options were granted to a consultant (expiring August 2012 and exercisable at $0.80 per share); 50,000 options were granted to a director (expiring August 2012 and exercisable at $0.90 per share) and 210,000 options were granted to employees and consultants (expiring September 2012 and exercisable at $0.60 per share). Subsequent to the end of the quarter a director resigned from the board and 100,000 unvested options were cancelled, leaving 500,000 options (400,000 at $0.85 and 100,000 at $1.30) exercisable for 90 days from December 17, 2007, the effective date of the resignation. Also subsequent to the end of the fiscal year ended September 30, 2007, a total of 140,000 options were granted to two employees, subject to shareholder approval at the next annual meeting because they were in excess of the shares available in the plan at the time of grant. In addition, in February of 2008, the Company granted 100,000 incentive stock options to an investor relations firm. These stock options are exercisable at $0.49 per share for a period equal to the lesser of 30 days after termination and November 20, 2012. These options are subject to vesting at a rate of 25% every three months from the date of grant.

On January 11, 2008, the Company completed a non-brokered private placement financing of $2,273,000 consisting of 5,682,500 units ("Units") sold at $0.40 per Unit. Each Unit consisted of one common share and one common share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to acquire one common share for $0.60 until January 11, 2009 and after that, one common share for $0.70 until January 11, 2010. In conjunction with the financing, a finder was paid a cash commission of $9,100 and issued 27,300 Warrants. All securities issued in conjunction with the offering are subject to a hold period (pursuant to Canadian law), which expires on May 12, 2008. The securities were placed outside the United States pursuant to an exemption from registration under the Securities Act of 1933 (the "Securities Act") afforded by Regulation S promulgated under the Securities Act.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements and did not have any off-balance sheet arrangements as of September 30, 2007, 2006 or 2005.

Transactions with Related Parties

As part of the normal business operations of the Company, a total of $9,867 was owing to the CEO and the CFO of the Company at September 30, 2007 (compared to $9,350 at September 30, 2006), for outstanding management fees and expenses incurred on behalf of the Company. This amount was included in the accounts payable and accrued liabilities on the balance sheet. These transaction occurred in the normal course of business and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As part of the normal business operations of the Company, a total of $9,350 was owing to officers of the Company at September 30, 2006, for outstanding management fees and expenses they had incurred on behalf of the Company. This amount was included in the accounts payable and accrued liabilities on the balance sheet. This transaction occurred in the normal course of business and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The former CEO, Michael Dehn, (who was also a director) and the CFO of the Company participated in the March 2006 private placement described above and subscribed for a total of 33,000 units which resulted in gross proceeds to the Company of $24,750.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties and related deferred exploration expenditures in accordance with Canadian GAAP, as well as the value of stock-based compensation, future tax assets and liabilities and Mexican input credits. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and stock price volatility. The timing for exercise of options is out of the Company's control and will depend on a variety of factors, including the market value of the Company's shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility in accordance with the Black-Scholes option pricing model. However, the future volatility is uncertain and the model has its limitations.

The Company's recoverability of the recorded value of its mineral properties and associated deferred exploration expenses in accordance with Canadian GAAP is based on current market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company operates in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete development (if warranted), and future profitable production and the proceeds of disposition thereof. These risks are more extensively outlined under "RISK FACTORS" in this Registration Statement.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, sundry receivables and accounts payable and accrued liabilities. Risk management of the cash instrument consists in placing cash only with institutions of high credit worthiness.

Evaluation of Disclosure Controls and Procedures

As of September 30, 2007 the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's system of internal controls is adequate and comparable to or better than those of issuers of a similar size and nature. There have been no changes during the quarter ended September 30, 2007, in the Company's internal controls over financial reporting that have affected or would reasonably be expected to affect its financial reporting.

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep the Disclosure Committee fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release. Access to such material information by the Disclosure Committee is facilitated by the small size of the Company's senior management and regular communication between them.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Mr. Sutherland was appointed to the position of President and CEO of the Company on June 6, 2007. Prior to joining the Company, Mr. Sutherland was a Director and Chief Financial Officer of Gammon Gold Inc. ("Gammon") from 2004 to 2007, where he was involved in Gammon's growth from an exploration stage company to a producing mining company with a market capitalization of over CDN$2 billion. Mr. Sutherland also was a director and chief financial offer of Mexgold Resources Inc. from 2004 to 2006. Mr. Sutherland has extensive experience in financing mineral exploration. As of April 21, 2008, Mr. Sutherland was appointed as the interim Chief Executive Officer and to the board of directors of Silver Dragon Resources Inc. ("Silver Dragon") while Silver Dragon undertakes a search for a new chief executive officer. Prior to becoming its interim chief executive officer, Mr. Sutherland was the chief financial officer of Silver Dragon. Mr. Sutherland is a Chartered Accountant and a graduate of Saint Francis Xavier University in Antigonish, Nova Scotia.

Paul F. Saxton is a mining engineer and has been active in the mining industry since 1969, holding various positions including mining engineer, mine superintendent and President and CEO of several Canadian mining companies. In addition to holding a B.Sc. (Engineering) degree from Queen's University, in Kingston, Ontario Mr. Saxton also earned an MBA from the University of Western Ontario in London, Ontario. Following 10 years with Cominco Ltd., Mr. Saxton became Vice President and then President of Mascot Gold Mines Ltd., initially working on the design and construction of its Nickel Plate mine in British Columbia, Canada. Subsequently Mr. Saxton became a Vice-President of Corona Corporation where he was responsible for western operations and exploration for that company. In 1989, Mr. Saxton was appointed Senior Vice President of Viceroy Resource Corporation where he was responsible for obtaining financing as well as construction and operation of the Castle Mountain mine in California. Mr. Saxton was responsible for bringing the Brewery Creek Gold mine, in Yukon Territory into production. Following his departure from Viceroy Resource Corporation in 1998, Mr. Saxton became President of Standard Mining Corp., supervising its exploration activities until 2001, when Standard Mining Corp. was merged with Doublestar Resources Ltd.

J. Trevor Eyton is a member of the Senate of Canada and a director of Brookfield Asset Management Inc. He presently serves as Chairman of the board of directors of Ivernia Inc. and previously was a director of Noranda Inc. He is also Chairman of Canada's Sports Hall of Fame and a Governor of the Canadian Olympic Foundation. In 2002, Mr. Eyton was awarded Mexico's Aguila Azteca, the highest award given to foreigners by the Mexican government. Senator Eyton is also the co-founder and co-chairman of the Canada/Mexico Retreat, an organization formed in 1990 around NAFTA discussions and now dedicated to promoting two-way trade and investment at the most senior levels in the two countries. Mr. Eyton earned a B.A. from the University of Toronto in 1957 and a S.J.D. from the University of Toronto school of Law in 1960.

Donald Flemming is the president of Don Flemming Insurance, which he established in 1980. He is also a past president of the Chamber of Commerce of Halifax, Nova Scotia and has experience in the mining industry.

R. Glen MacMullin, a member of the Company's Board of Directors, is currently a Managing Director of Xavier Sussex, LLC, a private investment firm he co-founded in 2004. He also is a member of the board of directors of Silver Dragon Resources Inc. Prior to 2004, he was a Director and the Chief Operating Officer with DB Advisors, LLC, a hedge fund group based in New York and wholly owned by Deutsche Bank AG. He previously served in various positions with Deutsche Bank Offshore in the Cayman Islands including Head of Investment Funds. Mr. MacMullin began his career in public accounting with Coopers & Lybrand in Ottawa, Canada and KPMG in the Cayman Islands. He holds a Bachelor of Business Administration degree from Saint Francis Xavier University in Anigonish, Nova Scotia and is a member of the Canadian Institute of Chartered Accountants.

Dennis H. Waddington is the Chief Financial Officer of the Company as of the date of this registration statement. Mr. Waddington has tendered his resignation effective as of May 12, 2008. He is a consultant with over 30 years of business and professional experience in mineral exploration and related fields. Following graduation from the University of Toronto with a B.Sc. (1970 – Geology) and an M.Sc. (1973 – Structural Geology) he was with Amax Exploration, and later with its public company spin-off, Canamax Resources Inc. as Senior Geologist. After obtaining his MBA from the Schulich School of Business at York University, he joined Phelps Dodge Corporation of Canada, Limited where he had corporate and administrative responsibilities for their operations in Canada and later in India. He has since served as an officer of junior public companies with activities in Mexico, Canada and Brazil. He is a Professional Geoscientist (P.Geo.) registered in Ontario.

Megan G. Spidle has been appointed Chief Financial Officer of the Company, effective as of May 12, 2008. She is a member of the Institute of Chartered Accountants of Nova Scotia with over 10 years experience in public accounting. After obtaining a bachelor's degree from Dalhousie University in Halifax (Commerce, 1998) Ms. Spidle worked for Deloitte & Touche, LLP in Halifax. Ms. Spidle also served as the Manager of Financial Reporting for Duke Energy in Houston, Texas. Ms. Spidle is 31 years old.

William J. Warren is Vice-President of Exploration of the Company. He is a professional geologist who has over 20 years of mineral exploration experience on international precious and base metal projects internationally. Mr. Warren earned a B.S. in Geology from Auburn University and a M.Sc. in Geophysics from the Colorado School of Mines and is a registered Professional Geoscientist in the state of Florida.

The following table sets out, for the periods indicated, information concerning the compensation earned by each Named Executive Officer ("NEO") of the Company, being the Chief Executive Officer, Chief Financial Officer, and other persons earning in excess of $150,000 during the indicated periods.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	All Other Compensation
		Salary and Fees ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#) (6)	($)
COLIN P. SUTHERLAND President and CEO (1)	2007	$91,923	Nil	Nil	500,000	Nil
PAUL F. SAXTON Interim President and CEO (2)	2007	$6,844	Nil	Nil	200,000	Nil
MICHAEL A. DEHN Former CEO (3) (5)	2007 2006 2005	$48,000 $96,000 Nil	Nil $50,000 Nil	$48,000 Nil Nil	Nil 300,000 500,000	Nil Nil Nil
ROBERT D. REESE Former CEO (4) (5)	2007 2006 2005	Nil Nil 99,995	Nil Nil Nil	Nil Nil Nil	Nil Nil 400,000	Nil 1,184 Nil
DENNIS H. WADDINGTON CFO (5)	2007 2006 2005	$64,880 $74,480 $54,480	Nil Nil Nil	Nil Nil Nil	Nil 150,000 300,000	Nil Nil Nil

Notes:

(1)

Mr. Sutherland was appointed to the position of President and Chief Financial Officer on June 6, 2007.

(2)

Mr. Saxton was elected to the Board of Directors at the annual meeting of Shareholders held on April 18, 2007. He was named interim President and CEO on April 20, 2007 and served in that position until June 6, 2007, when Colin P. Sutherland was elected President and CEO.

(3)

Mr. Dehn was elected to the Board of Directors on September 21, 2005 and served until the annual meeting of Shareholders held on April 18, 2007. He served as President and CEO from September 21, 2005 to April 20, 2007, the date of his resignation. The information in the table reflects his compensation prior to his resignation.

(4)

Mr. Reese served as Chief Executive Officer and a member of the Board of Directors until September 21, 2005.

(5)

Messrs Dehn, Reese and Waddington were engaged under management consulting arrangements rather than as employees. The amounts listed here reflect consulting fees received in accordance with their respective contracts.

(6)

Options to purchase Common Shares granted pursuant to the Company's Stock Option Plan.

(7)

Mr. Waddington tendered his resignation effective as of May 12, 2008.

Voting Control of Officers and Directors

Name, Municipality of Residence and Position(s) held	Period served as a Director/Officer	Principal occupations within the five preceding years	Number and percentage of voting securities held (Based upon 48,875,262 Shares Outstanding)
Colin P. Sutherland Resident of Hammond's Plain, Nova Scotia Director, CEO and President	Since June 6, 2007	President and CEO of the Company. Former Chief Financial Officer of Gammon Gold Inc. from 2004 to 2007and former Chief Financial Officer of Mexgold Resources Inc. from 2004 to 2006.	112,200 (0.230%) (1)
Paul F. Saxton, Resident of Furry Creek, British Columbia Director	Since April 18, 2007	Director of the Company and interim President and CEO April 18, 2007 to June 6, 2007. Mining engineer. President of Standard Mining Corp. from 1998-2001.	(2)
J. Trevor Eyton Resident of Cheltenham, Ontario Director, Member of Audit Committee	Since May 2, 2005	Director of the Company and member of the Audit Committee. Member of the Senate of Canada. Director of Brookfield Asset Management, Inc. and Coca-Cola Enterprises, Inc.	(3)
Donald Flemming Resident of , Nova Scotia, Director	Since July 5, 2007	Director of the Company. President of Don Flemming Insurance since 1980.	(4)
R. Glen MacMullin Resident of Ottawa, Ontario Director, Chair of the Audit Committee	Since Jun 6, 2007	Director of the Company, chair of the Audit Committee. Managing Director of Xavier Sussex LLC, a private investment firm.	(5)
Dennis Waddington Resident of Toronto, Ontario Chief Financial Officer	May 18, 2005 to May 12, 2008	Chief Financial Officer of the Company. Also Chief Financial Officer of Columbia Metals Corporation Limited, EM Resources Inc. and SL Resources Inc. and mineral industry consultant.	8,000 (0.16%) (6)
William J. Warren Resident of Pensacola, Florida Vice-President of Exploration	Since September 6, 2007	Vice-President of Exploration for the Company	(7)
All directors and executive officers as a group

(1)

In addition, Mr. Sutherland holds 500,000 options to acquire common shares.

(2)

Mr. Saxton holds 200,000 options to acquire common shares.

(3)

Mr. Eyton holds 650,000 options to acquire common shares.

(4)

Mr. Flemming holds 50,000 options to acquire common shares.

(5)

Mr. MacMullin holds 50,000 options to acquire common shares.

(6)

In addition, Mr. Waddington holds 450,000 options to acquire common shares.

(7)

Mr. Warren holds 130,000 options to acquire common shares.

The Company entered into an employment agreement with Colin Sutherland dated May 16, 2007. The employment agreement provides that he will be employed as President and Chief Executive Officer of the Corporation for an indefinite term. Compensation under the agreement provides for an annual salary of $150,000, entitlement to a bonus of up to 100% of the annual salary and the awarding of stock options pursuant to the Corporation's Stock Option Plan. Such bonus amounts and stock option awards shall be at the discretion of the Corporation's Compensation Committee.

The Company has no change of control agreements with executive officers other than pursuant to the written employment agreement with the President and Chief Executive Officer as described above. Pursuant to this agreement, if there has been a "Change in Control of the Employer" the Chief Executive Officer may, within 90 days of learning of the Change in Control of the Employer, give notice to the Company that the Chief Executive Officer is leaving his employment with the Company, whereupon the Chief Executive Officer shall be entitled to receive from the Company, in addition to accrued but unpaid salary, bonus and vacation pay, if any, a lump sum payment equal to 2.5 times his annual base salary and bonus. "Change in Control of the Employer" means the occurrence of a transaction or series of transactions, including but not limited to a hostile take-over, merger or significant change to the senior management, or a sale of all or substantially all of the assets of the Company to a third party, or the acquisition of more than fifty percent (50%) of the voting shares in the capital of the Company by a third party, or a change in the composition of the board of directors such that individuals who were members of the board of directors immediately prior to such meeting cease to constitute a majority of the board of directors, as constituted immediately prior to such meeting approving of such change.

Long-Term Incentive Plans, Options and SARs Awards in Most Recently Completed Fiscal Year

Compensation of Directors

Nayarit Gold Stock Option Plan

Nayarit Gold has adopted a stock option plan (the "Stock Option Plan"), in accordance with the requirements of the TSX Venture Exchange.

The following table sets forth, as of September 30, 2007, information concerning securities authorized for issue under the Stock Option Plan, which is the only equity compensation plan of the Company.

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (the only such plan is the Stock Option Plan) (1)	5,985,000	$0.75	26,668
Equity compensation plans not approved by security holders (the Company does not have any such plan)	N/A	N/A	N/A

(1) Under the Stock Option Plan, the maximum number of Common Shares that can be issued is 9,775,000.  Under the rules of the TSX-V, a stock option plan may be floating if it covers less than 10% of the issued and outstanding shares, and must be approved annually by shareholders.  A stock option plan may be fixed at up to 20% of the issued and outstanding shares, and any change must be approved by shareholders.

The purpose of the Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Company and, in combination with these goals, to encourage equity ownership in the Company by its employees and consultants.

The Stock Option Plan is administered by the Board of Directors, with the Compensation Committee having been designated by the Board of Directors to administer it.  The Compensation Committee has full and complete authority to interpret the Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Stock Option Plan is subject to the following:

(a)

The maximum number of Common Shares which may be issued under the Stock Option Plan shall not exceed 9,775,000, subject to adjustment.  The maximum number of Common Shares with respect to which grants may be made to any one (1) individual or his or her associates (as that term is defined in the Securities Act (Ontario)) shall not exceed 5% of the issued shares.  The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Company and their associates shall not exceed 20% of the issued shares, the maximum number of Common Shares which may be issued to insiders of the Company and their associates under the Stock Option Plan within any one (1) year period, when taken together with any other share compensation arrangements, shall not exceed 10% of the issued shares for all such insiders and associates in the aggregate and, in the case of any one (1) insider and his or her associates, shall not exceed 5% of the issued shares.

(b)

The market value of Common Shares issued under the Stock Option Plan means the closing board lot sale price of the Common Shares on the TSX Venture Exchange (the “TSXV”) on the business day immediately preceding the date of grant and, if there was not a board lot sale on the TSXV on such date, then the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

(c)

Options are exercisable for a maximum period of five (5) years from the date of grant or such shorter period as may be determined at the time of the grant.

(d)

Grants made under the Stock Option Plan are not assignable.

Audit Committee

The Audit Committee of the Company's Board of Directors is principally responsible for:

a)

recommending to the Company's Board of Directors the external auditor to be nominated for election by the Company's shareholders at each annual meeting and negotiating the compensation of such external auditor;

b)

overseeing the work of the external auditor;

c)

reviewing the Company's annual and interim financial statements, Management's Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Company; and

d)

reviewing the Company's financial reporting procedures to ensure adequate procedures are in place for the Company's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

The Company's Board of Directors has adopted a Charter for the Audit Committee which states the Audit Committee's mandate, organization, powers and responsibilities. The Audit Committee's Charter has been filed with the SEC as an exhibit to this Registration Statement.

Composition of the Audit Committee

The members of the Audit Committee are J. Trevor Eyton, R. Glen McMullin (Chair) and Donald Flemming, all of whom are independent and "financially literate", as that term is used in Canada and as defined below in footnote #2.

Name of Member	Independent (1)	Financially Literate (2)
J. Trevor Eyton	Yes	Yes
R. Glen McMullin (Chair)	Yes	Yes
Donald Flemming	Yes	Yes

Notes:

(1)

To be considered “independent” under Rule 10A-3 of the Securities Exchange Act of 1934 a member of an audit committee must not accept, either directly or indirectly, any consulting, advisory, or other compensatory free from the issuer (or subsidiary thereof) other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, unless otherwise provided for by a stock exchange on which the issuer is listed. Furthermore, he or she may not be an affiliate of the issuer or any subsidiary thereof.  Independent members of the Audit Committee may receive stock options granted as compensation for their service on the Company's Board and its committees.

(2)

To be considered financially literate, pursuant to Canadian Multilateral Instrument 52-110, Part I, Section 1.5, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Company's Board of Directors.

Nominations and Corporate Governance Committe

The Nominations and Corporate Governance Committee is composed of J. Trevor Eyton (chair), R. Glen MacMullin and Donald Flemming.

Compensation Committee

Composition of the Compensation Committee

The Compensation Committee is composed of J. Trevor Eyton, Paul F. Saxton and Donald Flemming (chair). The members are all unrelated and independent members of the Board of Directors and therefore a majority of the members of the Compensation Committee are independent of management of the Company.

Compensation Philosophy

The Company's executive compensation policy is designed to provide for the enhancement of shareholder value, the successful implementation of the Company's business plans and a link between executive compensation and the financial performance of the Company.

The objectives of the Company's executive compensation policy are to:

(a)

attract, retain and motivate executives critical to the success of the Company;

(b)

provide fair, competitive and cost effective compensation programs to its executives;

(c)

link the interests of management with those of the Shareholders; and

(d)

provide rewards for outstanding corporate and individual performance.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board of Directors recommendations with respect to the basic salary, bonus and participation in long-term incentive plans for each executive officer.

Basic Salary

In determining the basic salary or fees (as the case may be) of an executive officer, the Compensation Committee places equal weight on the following factors:

(a)

the particular responsibilities related to the position;

(b)

salaries paid by comparable businesses;

(c)

the experience level of the executive officer; and

(d)

his or her overall performance.

Bonus Payments

There is no formal bonus plan for any employees or officers of the company. The company does consider and award bonuses on an ad hoc basis from time to time. In 2006, a total of $81,384 in one-time bonuses was awarded to officers of the Company. A bonus of $26,384 was awarded to a Vice President to recognize historical performance; a bonus of $50,000 was awarded to the President, as shown above in the Summary Compensation Table, in recognition of ongoing performance and for retention purposes, as was a $5,000 bonus to the Corporate Secretary.

Long-Term Incentives

The Company maintains a stock option plan, the "Stock Option Plan", which has been approved by the Shareholders of the Company.

During the fiscal years 2006 and 2007, the Board of Directors, on the recommendation of the Compensation Committee, granted stock options to executive officers of the Company, as more fully described above.

Item 7. Major Shareholders and Related Party Transactions

Major Stockholders

The following table lists all persons who own more than 5% of the Company's outstanding voting securities as of April 30, 2008, 2008:

Identity of Person or Group	Common Shares	Percent of Class
CDS & Co. NCI Account 25 The Esplanade PO Box 1038 STN A Toronto, ON M5W 1G5 (1)	35,126,780	71.8703%
Cede & Co. Bowling Green Station PO Box 222 New York, NY 10274 (1)	5,451,288	11.1535%

(1)

The beneficial ownership of the shares registered in the "street name" of CDS & Co. and Cede & Co. is unknown.

Of the Company's 48,875,262 outstanding shares, 84% are owned by non-U.S. citizens, based upon a review of the addresses of the registered shareholders. The Company has no information about the nationality of shareholders who hold shares in street name.

Related Party Transactions

As part of the normal business operations of the Corporation, a total of $9,867 was owed to the CEO and the CFO of the Company at September 30, 2007 (compared to $9,350 at September 30, 2006), for outstanding management fees and expenses incurred on behalf of the Corporation. This amount was included in the accounts payable and accrued liabilities on the balance sheet. This transaction occurred in the normal course of business and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Interests of Experts and Counsel

None

Item 8. Financial Information

Consolidated Statements and Other Financial Information

See Item 17

Item 9. The Offer and Listing

Not Applicable

Description of the Securities Issued

Common Shares

The Company has one class of shares outstanding. We have 48,875,262 common shares outstanding as of the date of this Registration Statement. Our authorized share capital consists of an unlimited number of common shares without par value.

All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the board of directors.

Our common shares trade on the TSX Venture Exchange (TSX-V). The following table shows the high and low trading price for the most recent six months and the last eight quarters through March 31, 2008.

Monthly High and Low Market Prices for the Most Recent 6 Months

Month	High	Low
April 2008	CDN$0.53	CDN$0.42
March 2008	CDN$0.55	CDN$0.42
February 2008	CDN$0.50	CDN$0.35
January 2008	CDN$0.54	CDN$0.40
December 2007	CDN$0.46	CDN$0.37
November 2007	CDN$0.69	CDN$0.38

Quarter Ended	High	Low
March 31, 2008	CDN$0.50	CDN$0.32
December 31, 2007	CDN$0.75	CDN$0.37
September 30, 2007	CDN$0.89	CDN$0.55
June 30, 2007	CDN$1.17	CDN$0.57
March 31, 2007	CDN$0.84	CDN$0.55
December 31, 2006	CDN$0.98	CDN$0.60
September 30, 2006	CDN$0.90	CDN$0.65
June 30, 2006	CDN$1.85	CDN$0.64

The following table shows the highest and lowest trading price for the two most recent fiscal years.

Year Ended	High	Low
2006	CDN$1.85	CDN$0.30
2007	CDN$1.17	CDN$0.50

Application of Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Our shares may be quoted on the OTC Bulletin Board and the price of our shares may fall within a range which would cause our shares to be considered a "penny stock." The additional sales practice and disclosure requirements imposed upon broker-dealers handling "penny stocks" in the United States may discourage broker-dealers from effecting transactions in our shares, which could limit the market liquidity of the shares in the United States and impede the sale of our shares in the market in the United States.

Under the "penny stock" regulations, a broker-dealer selling "penny stocks" to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to purchase, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the "penny stock" regulations require the broker-dealer to deliver, prior to any transaction involving a "penny stock", a disclosure schedule prepared by the Commission relating to the "penny stock" market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the "penny stock" held in a customer's account and information with respect to the limited market in "penny stocks."

All of the foregoing may affect the marketability of our securities.

Blue Sky Restrictions on Resale

The Company will seek to obtain an exemption, known as the "manual exemption", in up to 38 States where such exemption is available. Generally, the manual exemption is available to issuers that maintain an up-to-date listing that includes certain information about the issuer in a recognized securities manual. The Company will obtain a listing in "Standard & Poor's Company Records," a recognized securities manual. The States that provide the manual exemption include: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Guam, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Texas, U.S. Virgin Islands, Utah, Washington, West Virginia, and Wyoming. Each State's law is different. Some of the States provide a general exemption for issuers' securities that are listed in a "recognized securities manual" (or similar language) while other States have provisions that name the recognized securities manuals that qualify an issuer for the exemption in that State. Investors and securities professionals are advised to check each State's securities laws and regulations (known as "Blue Sky" laws) or to check with the Company to ascertain whether an exemption exists for the Company's shares in a particular State.

Item 10. Additional Information

10.A Share Capital

10.A.1 Authorized/Issued Capital

The following outlines the nature of each share issuance since the inception of the Company.

Date	Number and Class of Securities	EXEMPTION
May 2, 2005

Date of amalgamation of Nayarit Gold Inc. with Canhorn Chemical Corporation with shareholders of both constituent corporations becoming shareholders of the amalgamated company that is the registrant hereunder.

Exempt under applicable Canadian law
March 20, 2006	Issuance of 4,056,000 “units” where each unit consisted of one Common Share and one-half of one Common Share Purchase Warrant

The private placement was exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to an exemption afforded by Regulation S promulgated under the Securities Act (“Regulation S”).

February 22, 2007	Issuance of 2,811,500 “units” where each unit consisted of one Common Share and one-half of one Common Share Purchase Warrant	The private placement was exempt from registration under the Securities Act pursuant to an exemption afforded by Regulation S.
January 11, 2008

Issuance of 5,682,500 “units” where each unit consisted of one Common Share and one Common Share Purchase Warrant.  In conjunction with the issuance, a finder was issued 27,300 Common Share Purchase Warrants.

The private placement was exempt from registration under the Securities Act pursuant to an exemption afforded by Regulation S.

Escrowed Securities

Pursuant to the rules of the Toronto Stock Exchange, prior to obtaining a new listing, shares held by the principals of an issuer are subject to certain escrow requirements. As of the date of this Registration Statement, 385,303 shares were held in escrow. Final release of the shares remaining in escrow will occur in June of 2008.

10.B Memorandum and Articles of Association

1. Place of Incorporation and Purposes

The Company is an Ontario Company formed under Business Corporations Act, R.S.O. 1990, (the "Act"). The Articles of Incorporation (the "Articles") do not address the Company's purpose.

2. Directors' Powers

A Director shall refrain from voting on a proposal, arrangement or contract in which he is materially interested, unless otherwise permitted by the Business Corporations Act (Ontario). Furthermore, the nature and extent of said Director's interest shall be disclosed in writing or entered into the minutes of a Directors' meeting. Director compensation is determined by the Board of Directors and there are no provisions regarding compensation in the absence of an independent quorum. Pursuant to the Articles of Amalgamation the Directors may, with or without the authority of the By-laws and with or without shareholder resolution:

Borrow money upon the credit of the Company;

Issue, reissue, sell or pledge debt obligations of the Company;

Give a guarantee to secure a performance of an obligation of any person; and

Mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the property owned or subsequently acquired by the Company to secure any debt obligation of the Company.

Pursuant to the By-laws of the Company, a Director is not required to hold shares in the capital of the Company as qualification for his office but shall be qualified, as required by the Act, to become or act as a Director. There are no age considerations pertaining to the retirement or non-retirement of Directors. Pursuant to the By-laws, a majority of Directors must be resident Canadians. If the number of Directors is two, only one Director must be a resident Canadian.

3. Share Rights, Preferences and Restrictions

The Company is authorized to issue an unlimited number of common shares and an unlimited amount of preferred shares. All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore. Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

4. Shareholder's Rights

Under the Act by a special resolution the Articles may be amended to allow: a change in the designation of all or any of its shares and to add, change or remove any rights, privileges and conditions.

5. Meetings

The annual meeting of the shareholders may be held at any place in or outside of Ontario as the Board of Directors determines, or in the absence of such determination, at the registered office of the Company. The Board of Directors may also determine the date of the annual meeting. The Board may also, at any time, call a special meeting of the shareholders of the Company. Notice must be given not less than 21 days, and not more than 50 days, in advance. Notice for a special meeting must include the nature of the business to be transacted and the text of any special resolution to be submitted to the meeting.

Notice may be waived by any shareholder or person entitled to attend the meeting. Attendance by any person at a meeting shall still constitute waiver unless such person attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not lawfully called. Accidental omission of notice to any individual entitled to attend a meeting shall not invalidate the proceedings taken or resolutions passed at any meeting of the shareholders.

6. Limitations on the Right to Own Securities.

There are no limitations on the right to own securities. There is no liability to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

7. Limitations on Restructuring

There is no provision of the Company's Articles or By-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

8. Disclosure of Share Ownership

There are no By-law provisions regarding disclosure of share ownership.

9. Governing Law

The Company believes that the principles of Canadian corporate law governing the Company are generally consistent with the principles which form the basis for the laws governing corporations in the United States.

10. Capitalization

The Company's Articles do not include provisions regulating changes in the capital of the Company.

10.C Material Contracts

LA ESTRELLA OPTION AGREEMENT

Two of our concessions, Orión and La Estrella, are subject to certain provisions of agreements related to their acquisition, including the following: future production from the Orión concession is subject to a 3.5% net smelter return royalty, which may be purchased at any time by paying US$250,000 and granting a 10% net profits interest. The La Estrella claim is subject to an option agreement that provides that the concession may be acquired over a period of six years for an aggregate price of US$1,450,000. As of the date of this registration statement, the Company has made payments totaling USD 300,000 under the La Estrella option agreement.

Option Payment Schedule
La Estrella concession, Orion Gold Project

Date	Amount to pay (USD)	Status
On signing	25,000	Paid
November 28, 2004	50,000	Paid
November 28, 2005	75,000	Paid
November 28, 2006	100,000	Paid
November 28, 2007	50,000	Paid*
April 28, 2008	50,000	To be paid
November 28, 2008	100,000
November 28, 2009	1,000,000
Total payments	1,450,000

*Note that the payment due in November 2007 was split into two payment by an amending agreement. The first payment of $50,000 was made by November 28, 2007, and the second payment of $50,000 will be made on or before April 28, 2008.

ORION ACQUISITION AGREEMENT

On January 30, 2004 the Company entered into an agreement (the "Orion Agreement") with Minera Portree De Zacatecas, S.A. DE C.V. ("Minera"), Great Horn Inc., Belitung Limited, and Kildonan Inc. pursuant to which ithe Company acquired the following mining concessions:

Claim	Title Certificate Number	Surface Areas (Hs.)
Orion	205616	527.5021
El Magnifico Fracc. 1	221588	6.9029
El Magnifico Fracc. II	221589	32.0000
El Magnifico Fracc. III	221590	6.9575
El Magnifico Fracc. IV	221591	8.8388
El Magnifico	221592	7,595.744

ROYALTY AGREEMENT WITH BELITUNG LIMITED

As of January 30, 2004 the Company entered into a royalty agreement (the "NSR Agreement") with Belitung Limited, a corporation organized under the laws of the Province of Ontario ("Belitung") pursuant to which the Company agreed to pay Belitung a net smelter return royalty of 3.5% in regards to the Orion Property, title No. 205616 ("Orion"), payable on a quarterly basis. The royalty due to Belitung shall be calculated based upon the aggregate amount received from the sale of products mined from Orion less all charges made by the smelter or refinery purchaser.

Under the terms of the NSR Agreement the Company has the right to purchase Belitung's interest for a value of CDN$250,000 (the "Royalty Buyback Price"), at its sole option. The Royalty Buyback Price may be tendered either in cash or the number of shares of the Company's common stock valued at the Royalty Buyback Price. The Orion property is also subject to a 10% net profits interest held by Portree Inc.

10.D. Exchange Controls

Except as discussed in Item 10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels explained below, to file an application for review with the Investment Review Division of Industry Canada. A Minister designated by the Governor in Council of Canada (the "Minister") is responsible for the review and performance of all duties under the IC Act. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the World Trade Organization ("WTO") (a WTO National"), any direct acquisition having an asset value exceeding a designated annually calculated threshold, which in 2007 was CDN$281,000,000, is reviewable. This amount is subject to an annual adjustment in January conducted by the Minister on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. Pursuant to Canada's international commitments, indirect acquisitions by or from WTO investors are not reviewable. This threshold level also does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), as to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a WTO National, any direct acquisition having an asset value exceeding CDN$5,000,000 and any indirect acquisition having an asset value exceeding CDN$50,000,000 is reviewable.

3. If the investor is a non-Canadian and is not a WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada being acquired represents more than 50% of the asset value of the global transaction.

4. If the investor is a non-Canadian and is not a WTO National, the limits provided above in paragraphs 2 and 3 apply to businesses in Canada being acquired that are involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act:

(i)

the acquisition of all or substantially all of the assets used in carrying on business in Canada;

(ii)

the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or

(iii)

the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control. Acquisitions and investment subject to review can result from more than one transaction, whether or not those transactions occurred as, or as a result of, a series of related transactions.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division of Industry Canada, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. The Minister has 45 days to determine whether or not to allow the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification at any time prior to the implementation of an investment or within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10.E. Taxation

NON-RESIDENT HOLDERS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person (a "Non-Resident Holder") who (1) at all relevant times, for purposes of the Income Tax Act (Canada) (the "Tax Act"), holds such Common Shares as capital property, and deals at arm's length and is not affiliated with the Company and (2) who, at all relevant times, for purposes of the Tax Act and any applicable tax convention (i) is not, and is not deemed to be, a resident of Canada, (ii) does not use or hold and is not deemed to use or hold the Common Shares in, or in the course of, carrying on a business in Canada and (iii) does not carry on an insurance business in Canada and elsewhere, and (4) whose Common Shares do not constitute "taxable Canadian property" of the person for purposes of the Tax Act. Provided that the Common Shares are listed on a prescribed stock exchange (which includes the TSX Venture Exchange) at a particular time, the Common Shares will generally not constitute "taxable Canadian property" to a Non-Resident Holder at that time unless, at any time during the five-year period immediately preceding that time, 25% or more of the issued shares of any class or series of a class of the Company's capital stock was owned by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length or any combination thereof. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

DIVIDENDS ON COMMON SHARES

Dividends on Common Shares paid or credited or deemed under the Tax Act to be paid or credited to a NonResident Holder generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of withholding in an applicable tax treaty where the Non-Resident Holder is a resident of a country with which Canada has an income tax treaty. Where the Non-Resident Holder is a U.S. resident entitled to benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividends, dividends on Common Shares generally will be subject to Canadian withholding tax at the rate of 15%. If the Non-Resident Holder is a U.S. resident company that owns at least 10% of the voting stock of the Company and is the beneficial owner of the dividends, the Canadian withholding tax on such dividends will be at the rate of 5%.

DISPOSITION OF COMMON SHARES

Provided that the Common Shares acquired by a Non-Resident Holder under this Prospectus do not constitute "taxable Canadian property" of the Non-Resident Holder at the time of disposition, the Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of Common Shares as of the date of this Registration Statement. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service (IRS) rulings and judicial decisions as in effect as of the date hereof, all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below. The summary is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for the purposes of the current Canada-United States Income Tax Convention (the "Convention"), (ii) whose Common Shares would not, for purposes of the Convention, be effectively connected with a permanent establishment in Canada and (iii) who otherwise would qualify for the full benefits of the Convention. Except where noted, it deals only with Common Shares held as capital assets and does not deal with special situations, such as those of brokers, dealers in securities or currencies, financial institutions, tax-exempt entities or qualified retirement plans, insurance companies, persons holding Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, partnerships and other pass-through entities, persons owning (or who are deemed to own for United States federal income tax purposes) 10% or more of the Company 's stock (by vote or value), traders who elect to mark-to-market their securities, persons whose "functional currency" is not the United States dollar, or persons owning (either alone or with others that they do not deal with at arm's length) 25% or more of the issued shares of any class of the Company's capital stock within 5 years of the disposition of Common Shares. This discussion also does not address any United States federal income tax consequences to any person who owns an interest in any entity that holds Common Shares. Furthermore, this summary does not address alternative minimum taxes, or any aspect of foreign, state, local, estate or gift taxation.

PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY TAXING JURISDICTION.

As used herein, the term "U.S. Holder" means a beneficial holder of Common Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or any entity that is treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" is a beneficial holder of Common Shares that is not a U.S. Holder.

The following discussion assumes that the Company is not a passive foreign investment company.

DISTRIBUTIONS

The gross amount of any distribution received by a U.S. Holder with respect to Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of such U.S. Holders, as a dividend, to the extent attributable to current or accumulated earnings and profits, as determined under United States federal income tax principles. The Company has not paid any dividends to date on its Common Shares and has not calculated its earnings and profits under United States federal income tax rules. Provided that the Company is not treated as a passive foreign investment company, described below, the Company believes that it is considered to be a "qualified foreign corporation," and therefore distribution to non-corporate U.S. Holders that are treated as dividends should qualify for a reduced rate of tax for dividends received in taxable years beginning on or before December 31, 2008. Dividends on Common Shares generally will not be eligible for the dividends received deduction allowed to corporations under the Code.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the Unites States dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the Canadian dollars are converted into United States dollars. If the Canadian dollars received as a dividend are converted into United States dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gains or losses in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into United States dollars on the date of receipt, a U.S. Holder will have a tax basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars by a U.S. Holder will be treated as United States source ordinary income or loss. The maximum rate of Canadian withholding tax on dividends paid to a U.S. Holder pursuant to the Convention is 15 percent. A U.S. Holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code. For purposes of calculating the foreign tax credit, dividends paid on the Common Shares will be treated as income from foreign sources and will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income". Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed US$300 (US$600 in the case of a joint return). Further, in certain circumstances, a U.S. Holder that (i) has held Common Shares for less than a specified minimum period during which it is not protected from risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Common Shares. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the Common Shares with regard to which the distribution was made, and to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Shares.

Subject to the discussion below under "Information Reporting and Backup Withholding", a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on dividends received, unless the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

SALE, EXCHANGE OR OTHER DISPOSITION

For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between the amount realized for the Common Shares and the U.S. Holder's adjusted tax basis in the Common Shares. Such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss for United States foreign tax credit purposes.

Subject to the discussion below under "Information Reporting and Backup Withholding", a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized on the sale or exchange of Common Shares unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, the holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

INFORMATION REPORTING AND BACKUP WITHHOLDING

In general, information reporting requirements will apply to the payment of dividends of the Common Shares or the proceeds received on the sale, exchange, or redemption of Common Shares paid within the United States (and in certain cases, outside the United States) to holders other than certain exempt recipients (such as corporations, Non-U.S. Holders that provide appropriate certification, and certain other persons). In addition, a backup withholding tax (currently imposed at a rate of 28% for years through 2010) may apply to such amounts if the holder fails to provide an accurate taxpayer identification number, or is notified by the IRS that it has failed to report dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder's United States federal income tax liability, and may entitle such holder to a refund, provided that the required information is provided to the IRS in a timely manner.

Non-U.S. Holders generally are not subject to backup withholding with regard to dividends paid on, or the proceeds of, the Common Shares, provided that the Non-U.S. Holder provides taxpayer identification number, certifies its foreign status or otherwise establishes an exemption from such requirements.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF ITS PARTICULAR SITUATION.

10.F. Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non- resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts

The Company's auditor for its consolidated financial statements for the preceding year was McGovern, Hurley, Cunningham LLP. McGovern, Hurley, Cunningham is licensed to practice in Canada by the Canadian Institute of Chartered Accountants. Their audit report for the fiscal years ended September 30, 2007 and September 30, 2006 is included with the related financial statements in this Registration Statement with their consent.

10.H. Document on Display

All of the documents referred to in this Registration Statement may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Registration Statement.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

12.B. Warrants and Rights

The table below reflects all of the outstanding share purchase warrants at the date of this Registration Statement. Each outstanding share purchase warrant entitles the holder to acquire one previously unissued common share of the Company.

Series	Number	Expiry	Exercise price	To purchase

VI	5,682,500	1/11/2010	$0.60 until 1/11/2009 and after that time $0.70 until 1/11/2010	1 common share

Summary of Company's warrants

12.C. Other Securities

--- No Disclosure Necessary ---

12.D. American Depository Shares

-- No Disclosure Necessary ---

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures. The Company's management, with the participation of its principal executive officer and principal financial officer, respectively, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of September 30, 2007. Based on such evaluation, the principal executive officer and principal financial officer of the Company, respectively, have concluded that, as of the year end, the Company's disclosure controls and procedures are effective.

(b) Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Item 16A. Audit Committee and Financial Expert

No disclosure necessary.

Item 16C. External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last three financial years.

	Audit Fees	Audit Related	Tax Fees	All Other Fees
Financial Year Ending	(1)	Fees (2)	(3)	(4)
September 30, 2007	$29,000	Nil	Nil	Nil
September 30, 2006	$25,400	Nil	$3,000	Nil
September 30, 2005 (5)	$25,000	$1,632	$3,000	Nil
September 30, 2005 (6) (7)	$11,400	Nil	$3,020	$39,205

Notes:

(1)

The aggregate fees billed for audit services.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not disclosed in the "Audit Fees" column.

(3)

The aggregate fees billed for tax compliance, tax advice, and tax planning services.

(4)

The aggregate fees billed for professional services other than those listed in the other columns.

(5)

On May 18, 2005, McGovern, Hurley, Cunningham, LLP Chartered Accountants were appointed auditor to Nayarit Gold Inc. following its amalgamation with Canhorn Chemical Company

(6)

During financial year 2005, Kraft, Berger, Grill, Schwartz, Cohen & March, LLP Chartered Accounts ceased to be the auditor of Nayarit Gold Inc. During financial year 2005 they billed for audit work done in financial year 2004 that had not been accrued. During financial year 2005 they also billed for tax and other work performed in 2004 and 2005. No audit work was done by them in respect of financial year 2005.

(7)

Kraft, Berger, Grill, Schwartz, Cohen & March, LLP Chartered Accounts was the auditor of Nayarit Gold Inc. during financial year 2004.

Item 17. Financial Statements

INDEX TO FINANCIAL STATEMENTS

YEAR-END FINANCIAL STATEMENTS FOR THE YEARS ENDED
SEPTEMBER 30, 2007 AND 2006 (Audited)

Notes to Financial Statements

NAYARIT GOLD INC.
(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

AUDITORS' REPORT

To the Shareholders of
Nayarit Gold Inc. (an exploration stage company)

We have audited the consolidated balance sheets of Nayarit Gold Inc. (an exploration stage company) as at September 30, 2007 and 2006 and the consolidated statements of loss and other comprehensive loss, shareholders' equity, cash flows and exploration property interests for each of the years in the three-year period ended September 30, 2007 and cumulative from the date of incorporation (November 27, 2003) to September 30, 2007. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2007 and the period cumulative from the date of incorporation (November 27, 2003) to September 30, 2007 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
January 10, 2008, except for Note 11(b),
which is as at January 11, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated January 10, 2008, except for Note 11(b), which is as at January 11, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

McGOVERN, HURLEY, CUNNINGHAM LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
January 10, 2008, except for Note 11(b),
which is as at January 11, 2008

Nayarit Gold Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at September 30	2007	2006

Assets

Current assets
Cash and cash equivalents (Note 2(b))	$1,363,530	$162,595
Short-term investments (Note 2(c))	57,013	1,310,032
Prepaids and sundry receivables	82,921	377,492
	1,503,464	1,850,119

Property, plant and equipment (Note 3)	188,894	207,629

Exploration property interests (Note 4 and statement)	5,705,405	3,245,676
	$7,397,763	$5,303,424

Liabilities

Current liabilities
Accounts payable and accrued liabilities (Note 5(a))	$315,846	$159,860

Shareholders' Equity

Share capital (Note 6(b))	10,251,307	6,510,007
Warrants (Note 6(c))	375,204	846,422
Contributed surplus	4,096,178	1,895,910
Deficit	(7,640,772)	(4,108,775)
	7,081,917	5,143,564
	$7,397,763	$5,303,424

Nature of Business and Going Concern (Note 1)
Subsequent Events and Commitments (Note 11)

Approved on behalf of the Board:

Signed "R. Glen MacMullin" , Director

Signed "Donald Flemming" , Director

The accompanying notes are an integral part of these consolidated financial statements.

Nayarit Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Loss and Other Comprehensive Loss
(Expressed in Canadian Dollars)

				Cumulative
				from date
				of
				incorporation
	For the year ended September 30,			November 27,
	2007	2006	2005	2003

Operating Expenses
Stock-based compensation (Note 6(d))	$1,963,915	$1,351,339	$579,620	$3,894,874
Management and consulting fees	325,849	254,697	228,300	830,670
Promotion	134,931	414,903	224,142	774,516
Professional fees	144,251	123,271	49,214	331,042
Occupancy cost	190,947	17,183	10,120	220,500
Shareholders' information	62,134	53,508	-	115,642
Traveling expenses	66,111	17,967	29,503	114,533
Insurance expense	46,561	43,016	20,437	110,014
Transfer agent, listing and filing fees	55,185	34,178	13,896	103,259
General exploration expense	47,642	55,381	-	103,023
Office and general	27,056	30,988	19,995	80,509
Management bonus	-	55,000	-	55,000
Communications	13,283	10,533	4,125	28,962
Interest and bank charges	7,462	9,269	2,798	20,031
Foreign exchange (gain) loss	(26,808)	15	2,489	(25,677)
Amortization	77,735	32,462	416	110,881
	3,136,254	2,503,710	1,185,055	6,867,779
Loss before the under noted	(3,136,254)	(2,503,710)	(1,185,055)	(6,867,779)

Other (Expense) Income
Transaction costs in excess of cash acquired	-	-	(249,578)	(249,578)
Write-off of exploration property
interests (Note 4)	(441,713)	-	-	(441,713)
Interest income	45,970	47,844	227	95,476
Net Loss and Other Comprehensive Loss	$(3,531,997)	$(2,455,866)	$(1,434,406)	$(7,463,594)

Loss Per Share	$(0.09)	$(0.08)	$(0.09)

Weighted Average Outstanding Shares
- basic and diluted	39,978,939	30,929,315	15,423,436

The accompanying notes are an integral part of these consolidated financial statements.

Nayarit Gold Inc.
(An Exploration Stage Company)
Consolidated Statements Shareholders' Equity
Cumulative from date of incorporation (November 27, 2003) to September 30, 2007
(Expressed in Canadian Dollars)

				Common Shares	Contributed	Accumulated
	Number	Amount	Warrants	Surplus	Deficit	Total

Issued on incorporation	1	$1	$-	$-	$-	$1
Private placements	8,000,000	480,000	-	-	-	480,000
Net loss for the period	-	-	-	-	(41,325)	(41,325)

Balance, September 30, 2004	8,000,001	$480,001	$-	$-	$(41,325)	$438,676
Private placements	7,928,567	2,550,000	-	-	-	2,550,000
Warrant valuation	-	(420,000)	420,000	-	-	-
Cost of issue	-	(101,606)	(17,930)	-	-	(119,536)
Issue of sponsor and compensation warrants	-	-	122,735	-	-	122,735
Stock-based compensation	-	-	-	579,620	-	579,620
Common shares issued upon RTO	9,479,073	-	-	-	(177,178)	(177,178)
Net loss for the period	-	-	-	-	(1,434,406)	(1,434,406)

Balance, September 30, 2005	25,407,641	$2,508,395	$524,805	$579,620	$(1,652,909)	$1,959,911
Private placements	4,056,000	3,042,000	-	-	-	3,042,000
Warrant valuation	-	(527,300)	527,300	-	-	-
Exercise of warrants	6,168,433	1,441,006	(205,683)	-	-	1,235,323
Stock-based compensation	-	-	-	1,351,339	-	1,351,339
Exercise of stock options	183,332	100,716	-	(35,049)	-	65,667
Cost of issue	-	(54,810)	-	-	-	(54,810)
Net loss for the year	-	-	-	-	(2,455,866)	(2,455,866)

Balance, September 30, 2006	35,815,406	$6,510,007	$846,422	$1,895,910	$(4,108,775)	$5,143,564
Private placements	2,811,500	1,968,050	-	-	-	1,968,050
Warrant valuation	-	(392,204)	392,204	-	-	-
Finder's fees	70,000	49,000	-	-	-	49,000
Exercise of warrants	3,530,856	1,588,199	(317,699)	-	-	1,270,500
Expiry of warrants	-	-	(528,724)	528,724	-	-
Stock-based compensation	-	-	-	1,963,915	-	1,963,915
Exercise of stock options	965,000	635,071	-	(292,371)	-	342,700
Cost of issue	-	(106,816)	(16,999)	-	-	(123,815)
Net loss for the year	-	-	-	-	(3,531,997)	(3,531,997)

Balance, September 30, 2007	43,192,762	$10,251,307	$375,204	$4,096,178	$(7,640,772)	$7,081,917

The accompanying notes are an integral part of these consolidated financial statements.

Nayarit Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

				Cumulative from
				date of
				incorporation
	For the years ended September 30,			November 27,
	2007	2006	2005	2003

Cash (Used In) Provided By:
Operating Activities
Net loss for the year	$(3,531,997)	$(2,455,866)	$(1,434,406)	$(7,463,594)
Items not involving cash
Stock-based compensation	1,963,915	1,351,339	579,620	3,894,874
Amortization	77,735	32,462	416	110,881
Stock options exercised in lieu of salary	-	19,000	-	19,000
Accrued interest income	(7,132)	(16,424)	-	(23,556)
Transaction costs	-	-	188,904	188,904
Write-off of exploration property interests	441,713	-	-	441,713

Change in non-cash operating working capital
Prepaids and sundry receivables	294,571	(252,826)	(107,992)	(73,831)
Accounts payable and accrued liabilities	34,794	22,127	(157,266)	(37,719)
	(726,401)	(1,300,188)	(930,724)	(2,943,328)
Financing Activities
Issuance of private placement units,
net of costs	1,893,235	2,987,190	2,550,000	7,910,426
Exercise of warrants	1,270,500	1,235,323	-	2,505,823
Exercise of options	342,700	46,667	-	389,367
Advances from Great Horn Inc.	-	-	(48,046)	(48,046)
	3,506,435	4,269,180	2,501,954	10,757,570
Investing Activities
Short-term investments	1,260,151	(1,293,608)	-	(33,457)
Transaction costs	-	-	(8,402)	(8,402)
Advances to Canhorn Chemical Corporation	-	-	(80,180)	(103,002)
Deferred charges	-	-	-	(82,703)
Purchase of property, plant and equipment	(59,000)	(238,653)	-	(299,775)
Exploration property expenditures	(2,780,250)	(2,095,066)	(796,668)	(5,931,775)
Cash acquired on RTO	-	-	8,402	8,402
	(1,579,099)	(3,627,327)	(876,848)	(6,450,712)

Change in cash and cash equivalents	1,200,935	(658,335)	694,382	1,363,530
Cash and cash equivalents, beginning of period	162,595	820,930	126,548	-

Cash and cash equivalents, end of period	$1,363,530	$162,595	$820,930	$1,363,530

Supplemental information:
Interest paid	$-	$-	$-	$-
Issuance of compensation warrants	-	-	119,535	119,535
Change in mineral property expenditures
payable	121,192	56,602	37,549	215,343
Issuance of common shares for services
(Note 6(b)(ii))	49,000	-	-	49,000
Issuance of common shares upon RTO	-	-	177,178	177,178

The accompanying notes are an integral part of these consolidated financial statements.

Nayarit Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Exploration Property Interests
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				incorporation
	For the year ended September 30			November 27,
	2007	2006	2005	2003

Orion
Opening balance	$585,582	$175,426	$56,785	$-
Acquisition and carrying costs	-	479	3,893	4,373
Drilling	33,803	188,161	35,997	257,961
Professional and consulting fees	40,337	64,971	8,893	117,082
Assays and analyses	29,932	49,031	24,864	103,827
General exploration	-	1,864	5,857	60,823
Travel and related costs	33,987	31,759	7,046	72,792
Labour	22,631	37,867	518	61,016
Geological	-	-	22,842	22,842
Road and access	13,605	17,680	2,386	33,671
Field supplies and equipment	3,707	10,462	2,636	16,805
Mining duties, permits, fees and taxes	11,215	1,905	2,258	16,179
Office and general	2,463	4,286	1,176	7,925
Communications	1,195	1,691	275	3,161
	192,875	410,156	118,641	778,457
Closing balance	$778,457	$585,582	$175,426	$778,457

La Estrella
Opening balance	$1,215,140	$671,323	$114,406	$-
Acquisition and carrying costs	134,628	65,631	20,564	285,770
Drilling	33,883	228,895	295,998	558,776
Professional and consulting fees	38,389	89,904	35,734	166,908
Assays and analyses	27,302	33,896	19,741	80,939
General exploration	-	-	116,205	161,182
Travel and related costs	18,838	40,523	20,842	80,203
Labour	3,905	49,245	4,297	57,447
Geological	-	-	30,028	30,028
Road and access	8,225	10,982	2,386	21,593
Field supplies and equipment	5,392	14,378	5,129	24,899
Mining duties, permits, fees and taxes	4,796	1,866	4,426	12,689
Office and general	3,313	5,698	733	9,744
Communications	1,073	2,799	834	4,706
	279,744	543,817	556,917	1,494,884
Closing balance	$1,494,884	$1,215,140	$671,323	$1,494,884

The accompanying notes are an integral part of these consolidated financial statements.

Nayarit Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Exploration Property Interests
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				incorporation
	For the year ended September 30			November 27,
	2007	2006	2005	2003

El Magnifico
Opening balance	$437,415	$247,259	$88,600	$-
Acquisition and carrying costs	-	1,031	6,733	29,058
Drilling	290,742	-	-	290,742
Professional and consulting fees	53,037	76,139	23,958	171,953
Assays and analyses	19,156	26,457	20,314	65,927
General exploration	-	-	52,777	95,659
Travel and related costs	53,261	29,266	29,108	111,635
Labour	130,923	35,554	4,106	170,583
Geological	-	-	6,799	6,799
Road and access	34,278	5,540	-	39,818
Field supplies and equipment	5,041	3,906	3,641	12,588
Mining duties, permits and fees	11,357	6,497	9,505	32,964
Office and general	3,829	3,789	-	7,618
Communications	1,195	1,977	1,718	4,890
	602,819	190,156	158,659	1,040,234
Closing balance	$1,040,234	$437,415	$247,259	$1,040,234

Bonanza I
Opening balance	$105,515	$-	$-	$-
Acquisition and carrying costs	2,224	4,226	-	6,450
Professional and consulting fees	42,211	43,866	-	86,077
Assays and analyses	34,210	17,860	-	52,070
Travel and related costs	48,223	17,556	-	65,779
Labour	130,205	17,142	-	147,347
Field supplies and equipment	5,940	2,381	-	8,321
Office and general	6,179	1,621	-	7,800
Road and access	10,166	-	-	10,166
Mining duties, permits and fees	497	-	-	497
Communications	1,786	863	-	2,649
	281,641	105,515	-	387,156
Closing balance	$387,156	$105,515	$-	$387,156

The accompanying notes are an integral part of these consolidated financial statements.

Nayarit Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Exploration Property Interests
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				incorporation
	For the year ended September 30			November 27,
	2007	2006	2005	2003

	Reese
Opening balance	$37,735	$-	$-	$-
Acquisition and carrying costs	-	15,373	-	15,373
Professional and consulting fees	981	8,422	-	9,403
Assays and analyses	2,041	605	-	2,646
Travel and related costs	3,385	5,382	-	8,767
Labour	714	1,538	-	2,252
Field supplies and equipment	322	889	-	1,211
Office and general	981	3,777	-	4,758
Mining duties, permits and fees	7,317	-	-	7,317
Communications	82	1,749	-	1,831
	15,823	37,735	-	53,558
Closing balance	$53,558	$37,735	$-	$53,558

Gross
Opening balance	$472,592	$-	$-	$-
Drilling	52,344	28,125	-	80,469
Professional and consulting fees	57,422	166,711	-	224,133
Assays and analyses	101,583	68,491	-	170,074
Travel and related costs	62,041	110,072	-	172,113
Labour	120,823	11,018	-	131,841
Road and access	7,588	11,280	-	18,868
Field supplies and equipment	4,616	26,624	-	31,240
Prospecting	-	39,381	-	39,381
Mining duties, permits and fees	56,923	-	-	56,923
Office and general	3,565	8,357	-	11,922
Communications	1,284	2,533	-	3,817
	468,189	472,592	-	940,781
Closing balance	$940,781	$472,592	$-	$940,781

The accompanying notes are an integral part of these consolidated financial statements.

Nayarit Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Exploration Property Interests
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				incorporation
	For the year ended September 30			November 27,
	2007	2006	2005	2003

	El Dorado
Opening balance	$87,210	$-	$-	$-
Acquisition and carrying costs	4,554	20,434	-	24,988
Professional and consulting fees	1,709	13,021	-	14,730
Travel and related costs	3,162	6,965	-	10,127
Field supplies and equipment	181	5,054	-	5,235
Road and access	-	488	-	488
Labour	32,949	13,813	-	46,762
Assays and analyses	2,946	22,450	-	25,396
Mining duties, permits and fees	19,041	-	-	19,041
Office and general	171	4,632	-	4,803
Communications	36	353	-	389
	64,749	87,210	-	151,959
Closing balance	$151,959	$87,210	$-	$151,959

Dorosa
Opening balance	$115,597	$-	$-	$-
Acquisition and carrying costs	13,602	113,881	-	127,483
Professional and consulting fees	62,017	968	-	62,985
Drilling	94,778	-	-	94,778
Rental and transportation	30,657	110	-	30,767
Travel and related costs	14,178	-	-	14,178
Field supplies and equipment	4,316	638	-	4,954
Labour	32,122	-	-	32,122
Assays and analyses	62,074	-	-	62,074
Office and general	10,288	-	-	10,288
Communications	2,084	-	-	2,084
Write-off	(441,713)	-	-	(441,713)
	(115,597)	115,597	-	-
Closing balance	$-	$115,597	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Nayarit Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Exploration Property Interests
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				incorporation
	For the year ended September 30			November 27,
	2007	2006	2005	2003

Evaristo
Opening balance	$-	$-	$-	$-
Professional and consulting fees	13,504	-	-	13,504
Drilling	61,527	-	-	61,527
Mining duties, permits and fees	13,013	-	-	13,013
Travel and related costs	9,836	-	-	9,836
Field supplies and equipment	181	-	-	181
Labour	9,312	-	-	9,312
Assays and analyses	17,675	-	-	17,675
Office and general	2,149	-	-	2,149
Communications	840	-	-	840
	128,037	-	-	128,037
Closing balance	$128,037	$-	$-	$128,037
Advances	$257,046	$188,890	$-	$257,046
Estimated IVA recoverable	$473,293	$-	$-	$473,293
TOTAL EXPLORATION PROPERTY INTERESTS	$5,705,405	$3,245,676	$1,094,006	$5,705,405

The accompanying notes are an integral part of these consolidated financial statements.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

1.

Nature of Business and Going Concern

Nayarit Gold Inc. (the "Company" or "Nayarit") is a Canadian mineral exploration company engaged in locating, acquiring and exploring for gold, silver and base metals primarily in Mexico. The Company was incorporated pursuant to the laws of Ontario on November 27, 2003. To date, the Company has not earned significant revenue and is considered to be in the development stage as defined by CICA Accounting Guideline 11 "Enterprises in the Development Stage".

The Company's operations comprise a single reporting operating segment engaged in mineral exploration in Mexico. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for loss for the period also represent segment amounts. As at September 30, 2007, all of the Company's mineral properties are located in Mexico and substantially all cash is on deposit with Canadian chartered banks.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values. The Company's exploration property assets are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

The Company has an accumulated deficit of $7,640,772 and a current operating loss of $3,531,997. The Company's ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and its ability to obtain third party financing (See Note 11(b)). These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

2.

Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and their basis of application is consistent with that of the previous year, except as disclosed below. Outlined below are those policies considered particularly significant:

(a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Nayarit Gold De Mexico S.A. de C.V. All material inter-company balances and transactions have been eliminated. All references to the Company should be treated as references to the Company and its subsidiary.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

2.

Summary of Significant Accounting Policies (Continued)

(b)

Cash and Cash Equivalents

Cash and equivalents include cash and highly liquid investments with original maturities of three months or less. The Company invests cash in term deposits maintained in high credit quality institutions.

	2007	2006
Cash and equivalents are composed of the following:
Cash	$646,975	$162,595
Cash equivalents - cashable GIC bearing interest at 4.4%	716,555	-
	$1,363,530	$162,595

(c)

Short-term Investments

Short-term investments are highly liquid investments with an original maturity greater than three months and less than twelve months. These investments are stated at cost plus accrued interest and their carrying value approximates their fair value. As at September 30, 2007, short-term investments consisted of Canadian GICs held with a major Canadian banking institution with an average rate of 2.92% (2006 – 4.06%).

(d)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Amortization is being provided for on the declining balance basis at a rate of 30% per annum on computer equipment, 20% on furniture and equipment, 100% on software and 5% on building.

(e)

Exploration Property Interests

Property acquisition costs and related direct exploration costs, less recoveries are deferred until such time as the properties are either placed into commercial production, sold, determined not to be economically viable, or abandoned. General exploration expenditures, which do not relate to specific resource properties, are written off in the year incurred. These deferred costs will be amortized on the unit-of-production basis over the estimated useful lives of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

The cost of exploration properties includes any cash consideration paid, and the fair market value of shares issued, if any, on the acquisition of property interests. Acquisition costs of properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

2.

Summary of Significant Accounting Policies (Continued)

(f)

Asset Retirement Obligations

The fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities will be accreted for the change in their present value and the initial capitalized costs will be depleted and amortized over the useful lives of the related assets. As of September 30, 2007 and 2006, there were no asset retirement obligations.

(g)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Future income taxes are recorded to reflect the expected consequences of differences between the carrying amounts of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of substantive enactment.

(h)

Stock Based Compensation

The Company records compensation cost based on the fair value method of accounting for stock based compensation. The fair value of stock options is determined using the Black-Scholes option pricing model. The fair value of the options is recognized over the vesting period as compensation expense and contributed surplus. When options are exercised, the proceeds received, together with any related amount in contributed surplus, will be credited to capital stock. The Company's stock-based compensation plan is described in Note 6(d).

(i)

Loss per Share (LPS)

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares, which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for stock options and warrants. The effect of potential issuances of shares under stock options and warrants would be anti-dilutive, and accordingly basic and diluted LPS are the same.

(j)

Translation of Foreign Currencies

The functional currency of operations in Mexico, which are classified as integrated for foreign currency translation purposes, is the Mexican peso and the functional currency of all other operations is the Canadian dollar. Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets, liabilities, revenues and expenses are translated at the historical rate of exchange. Revenues and expenses are translated at the average exchange rates for the period. Foreign currency gains and losses are included in the determination of results of operations.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

2.

Summary of Significant Accounting Policies (Continued)

(k)

Leases

Leases have been classified as either capital or operating. A lease which transfers substantially all of the benefits and risks incidental to the ownership of property is accounted for as if it were an acquisition of an asset and the incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are charged to operations as incurred. Assets recorded under the capital leases are amortized on a declining balance basis over their estimated useful lives.

(l)

Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates are related to the recoverability of exploration property interests, stock-based compensation, and future tax assets and liabilities. Included in exploration property interests are Mexican input tax credits of $473,293, which management believes are fully recoverable. Actual results could differ from those estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

(m)

Financial Instruments, Comprehensive Income and Hedges

The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement", 1530, "Comprehensive Income", 3861 "Financial Instruments - Disclosure and Presentation" and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective October 1, 2006.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

  All financial assets be measured at fair value on initial recognition and certain financial assets are measured at fair value subsequent to initial recognition;

  All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and

  All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

2.

Summary of Significant Accounting Policies (Continued)

(m)

Financial Instruments, Comprehensive Income and Hedges (Continued)

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustment as part of other comprehensive income. Section 3865 provides alternative treatments to Section 3855 for entities, which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Under adoption of these new standards, the Company designated its cash equivalents and short-term investments as held-for-trading, which are measured at fair value. Sundry receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The Company has evaluated the impact of these new standards on its consolidated financial statements and determined that no adjustments are currently required.

(n)

Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

(o)

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants ("CICA") issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective September 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and has determined that no adjustments are currently required.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

2.

Summary of Significant Accounting Policies (Continued)

(p)

Future Accounting Changes

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, "Financial Instruments – Disclosures", and Handbook Section 3863, "Financial Instruments – Presentation". These new standards are effective for interim and annual financial statements for the Company's reporting period beginning on October 1, 2007.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments - Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3.

Property, Plant and Equipment

		Accumulated	2007
	Cost	amortization	Net

Computer equipment	$17,192	$5,793	$11,399
Furniture and equipment	40,119	4,632	35,487
Software	101,964	94,836	7,128
Building	99,860	5,620	94,240
Land	40,640	-	40,640
	$299,775	$110,881	$188,894

		Accumulated	2006
	Cost	amortization	Net

Computer equipment	$12,567	$1,899	$10,668
Furniture and equipment	-	-	-
Software	87,708	31,247	56,461
Building	99,860	-	99,860
Land	40,640	-	40,640
	$240,775	$33,146	$207,629

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

4.

Exploration Property Interests

The Company has interests in the following contiguous mineral exploration concessions. All except Dorosa are located in the state of Nayarit, on the Pacific coast of the Republic of Mexico and are collectively referred to as the Orion Project. The Dorosa Project is in the state of Mexico, southwest of Mexico City.

Orion

The Orion concession is made up of one concession comprising approximately 528 hectares. The Orion concession is subject to a 3.5% net smelter royalty, which may be purchased at any time for $250,000 and a 10% net profits interest. The exploration licence for this concession has expired and the Company has filed an application for exploitation concession status with the Federal Mining Agency in Mexico, which is currently under review. Management believes that the exploitation concession status will be granted.

La Estrella

Pursuant to an option agreement dated November 28, 2003, the Company can acquire a 100% interest in the La Estrella concession for aggregate payments of US$1,450,000 (CDN$1,442,460) over six years with an initial payment of US$25,000 (CDN$24,870) (paid) and payments on each anniversary date (year one - US$50,000 (CDN$49,740) (paid); year two - US$75,000 (CDN$74,610) (paid); year three - US$100,000 (CDN$134,628) (paid); year four - US$100,000 (CDN$99,480); year five - US$100,000 (CDN$99,480); year six - US$1,000,000 (CDN$994,800). The La Estrella concession is made up of one claim comprising approximately 146 hectares.

On May 22, 2004, an amending agreement was entered into with the owner of La Estrella concession whereby the option payments due to the owner in November 2004 and 2005 were reduced by the amount paid by the Company to settle outstanding mining taxes and to discharge a lien registered against the property. The Company settled approximately US$20,000 (CDN$19,896) of mining taxes during June 2004 and negotiated a settlement of a lien against the property of approximately US$40,000 (CDN$39,792). El Magnifico The Company acquired the EI Magnifico concession, by staking. It is made up of one main claim and four non-contiguous fractions comprising approximately 7,650 hectares, and is not subject to any royalty or other agreements.

Bonanza I

The Company acquired the 200 hectare (494 acre) Bonanza I concession in November 2005 under the Mexican government's lottery system for disposing of concessions forfeited by previous owners. The Bonanza I concession lies within the boundaries of the El Magnifico concession. It is owned by Nayarit with no royalty or other agreements affecting it. Reese The 3,104 hectare (7,670 acre) Reese concession was staked by the Company in November 2005, contiguous with the southeast quadrant of the El Magnifico concession. It is owned by Nayarit with no royalty or other agreements affecting it.

Gross

During 2006, the Company staked the 67,165 hectare (165,968 acre) Gross concession. The Company holds a 100% interest with no royalty obligations in the Gross concession, which is contiguous with, and extending south from, the existing El Magnifico concession.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

4.

Exploration Property Interests (Continued)

El Dorado

During the year, the 23,002 hectare (56,839 acre) El Dorado concession was staked and registered with the Department of Mines. The Company owns a 100% interest in the concession with no royalty obligations. The El Dorado concession ties onto the east side of the Gross concession.

Dorosa

In September 2006, the Company entered into an option agreement on the Dorosa Property, located in the historic Sultepec silver-gold mining district in Mexico State, Mexico.

Under the terms of the agreement, the Company had the right to acquire a 100% interest in the Dorosa Property, with no retained royalty interests, from Compania Minera Dorosa S.A. de C.V. by making payments totalling USD $6,000,000 (CDN$5,968,800) over a three year period.

In March 2007, the Company completed its due diligence program on the 1,960 hectare (4.843 acre) Dorosa property. As a result of the due diligence work, the Company has terminated its property option agreement with Compania Minera Dorosa S.A. de C.V. Accordingly, all costs related to the property have been written off.

Evaristo

During the year ended September 30, 2007, the Company staked the Evaristo Concession, an additional 17,367 hectares (42,914 acres) of open ground adjacent to the optioned Dorosa property, and registered the staking application with the Department of Mines. The Company holds a 100% interest in this additional area with no royalty obligations.

Other

On July 6, 2006, Hawkeye Gold and Diamonds Inc. ("Hawkeye") signed a letter of intent in favour of the Company whereby it may earn up to a 60% interest in a portion of the Company's Gross concession, known as the El Frontal property, by making certain exploration expenditures, and issuing Hawkeye shares to the Company.

In 2007, the Company received notice from Hawkeye that due to current market conditions it was terminating the July 6, 2006 letter of intent.

5.

Related Party Transactions

a)

Included in accounts payable and accrued liabilities is $9,867 (2006 - $9,350) owing to two officers of the Company for management fees and expenses incurred on behalf of the Company.

b)

An officer and a former officer who was a director of the Company subscribed for a total of 33,000 units of the private placement offering described in Note 6(b)(i), yielding gross proceeds to the Company of $24,750.

The above related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

6.

Share Capital

(a)

Authorized

Unlimited number of common shares

(b)

Issued

	Number
	of Shares	Amount
Balance, September 30, 2005	25,407,641	$2,508,395
Private placement (i)	4,056,000	3,042,000
Warrant valuation (i)	-	(527,300)
Exercise of warrants	6,168,433	1,235,323
Fair value of warrants exercised	-	205,683
Exercise of stock options	183,332	65,667
Fair value of options exercised	-	35,049
Cost of issue	-	(54,810)
Balance, September 30, 2006	35,815,406	$6,510,007
Private placement (ii)	2,811,500	1,968,050
Warrant valuation (ii)	-	(392,204)
Finder's fees (ii)	70,000	49,000
Exercise of warrants	3,530,856	1,270,500
Fair value of warrants exercised	-	317,699
Exercise of stock options	965,000	342,700
Fair value of options exercised	-	292,371
Cost of issue (ii)	-	(106,816)
Balance, September 30, 2007	43,192,762	$10,251,307

(i)

On March 20, 2006, the Company announced completion of a non-brokered private placement financing of 4,056,000 Units at $0.75 per Unit for gross proceeds of $3,042,000, each Unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share for $1.25 until March 20, 2007. All securities issued in conjunction with the offering were subject to a hold period, which expired on July 21, 2006. No finder's fees or commissions were paid in conjunction with this financing. The warrants were valued at $527,300 in the aggregate using the Black-Scholes pricing model, and the following assumptions were used: risk-free interest rate of 3.75%, dividend yield of 0%, expected stock volatility of 93% and an expected life of 1 year.

(ii)

On February 22, 2007 the Company closed a non-brokered private placement comprised of 2,811,500 Units, sold at $0.70 per Unit for total proceeds of $1,968,050. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share for $1.00 until January 29, 2008. All securities issued in conjunction with the offering were subject to a hold period, which expired four months after closing.

Finder's fees were paid on the financing consisting of a cash payment of $37,293 and a total of 70,000 common shares of Nayarit valued at $0.70 per share for a deemed total of $49,000. Other costs associated with the private placement amounted to $37,523. Of these costs, $17,000 was reallocated to cost of warrants.

The fair value of the warrants issued was determined to be $0.279 per warrant or $392,204 in the aggregate using the Black-Scholes option pricing model. The following weighted average assumptions were used: risk-free interest rate of 4.14%, expected dividend yield of 0%, expected stock volatility of 108% and an expected life of 1 year.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

6.

Share Capital (Continued)

(c)

Warrants

The following is a continuity of warrants for the years ended September 30, 2007 and 2006:

		Weighted
	Number	Average
	of	Exercise
	Warrants	Price
Balance, September 30, 2005	9,392,148	$ 0.26
Granted (Note 6(b)(i))	2,028,000	1.25
Exercised	(6,168,433)	0.20
Balance, September 30, 2006	5,251,715	0.67
Granted (Notes 6(b)(ii) and 6(c)(i))	1,727,178	0.90
Exercised	(3,530,856)	0.36
Expired	(2,042,287)	1.24
Balance, September 30, 2007	1,405,750	$ 1.00

(i)

During the year ended September 30, 2007, 642,857 warrants to acquire one unit consisting of one common share and one-half of one common share purchase warrant ("Unit Warrant"), were exercised at $0.35 per unit for gross proceeds of $225,000. The 321,428 whole Unit Warrants were subsequently exercised at $0.45 per share for gross proceeds of $144,643.

The following warrants are outstanding as at September 30, 2007:

Number	Black-
of	Scholes	Exercise	Expiry
warrants	value	price	date

1,405,750	$ 375,204	$1.00	January 29, 2008

(d)

Stock Options

Under the Company's stock option plan (the "Plan"), the directors of the Company can grant options to acquire common shares of the Company to qualified directors, officers, employees and persons providing ongoing services to the Company. The stock options are non-transferable and may be granted for a term not exceeding five years. The aggregate number of common shares reserved for issuance under this plan is limited to 20% of the aggregate number of common shares of the Company that are issued and outstanding to a maximum 7,160,000 common shares. The exercise price of the options is fixed by the board of directors of the Company at the time of grant and the price shall not be less than the market price of the common shares at the time of grant, subject to all applicable regulatory requirements.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

6.

Share Capital (Continued)

(d)

Stock Options (Continued)

The following is a continuity of options for the period ended September 30, 2007 and 2006:

		Weighted
	Number	Average
	of	Exercise
	Options	Price
Balance, September 30, 2005	4,950,000	$0.35
Cancelled (iii) (ix)	(516,668)	0.36
Expired	(50,000)	0.35
Exercised (iii) (ix)	(183,332)	0.36
Granted (ix) (v) (vi)	2,390,000	1.22
Balance, September 30, 2006	6,590,000	0.67
Cancelled	(1,600,000)	0.87
Granted (x) (xi) (xii) (xiii) (xiv)	1,960,000	0.93
Exercised	(965,000)	0.36
Balance, September 30, 2007	5,985,000	$0.75

The following are the options outstanding at September 30, 2007:

Options	Options	Vested Fair	Exercise	Expiry
Outstanding	Exercisable	Value	Price	Date

2,500,000	2,500,000	$ 657,253	$ 0.35	May 18, 2010
400,000	400,000	258,800	0.85	February21,2011
1,050,000	525,000	888,236	1.30	May3,2011
75,000	37,500	64,800	1.33	May4,2011
1,550,000	258,333	669,290	0.98	May17,2012
50,000	8,333	17,496	0.90	June6,2012
50,000	-	9,024	0.90	August1,2012
100,000	-	18,266	0.80	August1,2012
210,000	-	14,320	0.60	September 5, 2012

5,985,000	3,729,166	$ 2,597,485

(i)

On May 18, 2005, the Company granted 4,400,000 stock options to directors, officers, employees, and consultants of the Company, exercisable at $0.35 per share until May 18, 2010. The fair value of the options described above was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 100%; expected dividend yield of 0; risk-free interest rate of 2.25% and expected life of 5 years. The options were assigned a value of $1,156,600. The options vest as to 16.67% every three months for a period of 18 months. The Company recorded stock-based compensation expense of $14,992 for the year ended September 30, 2007 (2006 - $489,096) for these options.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

6.

Share Capital (Continued)

(d)

Stock Options (Continued)

(ii)

On September 21, 2005, the Company granted 800,000 stock options to directors, officers and employees exercisable at $0.38 per share until September 21, 2010. The fair value of the options described above was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 100%; expected dividend yield of 0; risk-free interest rate of 3.30% and expected life of 5 years. The options were assigned a value of $216,200. The options vest as to 33.33% every 12 months for a period of 36 months. The Company recorded stock-based compensation expense of $88,000 for the year ended September 30, 2007 (2006 - $138,880) for these options.

(iii)

On December 8, 2005, a director resigned from the Company and 266,668 unvested stock options were cancelled, leaving 133,332 vested stock options with an exercise price of $0.35 for him to exercise by March 8, 2008. The options were exercised during the year ended September 30, 2006.

(iv)

On February 21, 2006, the Company granted 400,000 options exercisable at $0.85 to a director of the Company. The fair value of the options granted was determined to be $258,800 in the aggregate using the Black-Scholes pricing model. The following weighted average assumptions were used: risk-free interest rate of 4.00%, dividend yield of 0%, expected stock volatility of 100% and an expected life of 5 years. The options vest as to 16.67% every six months for a period of 36 months. The Company recorded stock-based compensation expense of $139,884 for the year ended September 30, 2007 (2006 - $118,916) for these options.

(v)

On May 3, 2006, the Company granted 1,915,000 options exercisable at $1.30 to directors, officers, employees and consultants. These options expire on May 3, 2011 and vest at a rate of 50% on each of the first and second anniversary dates of the initial grant. The fair value of the options granted was determined to be $1,901,595 in the aggregate using the Black-Scholes pricing model. The following weighted average assumptions were used: risk-free interest rate of 4.33%, expected dividend yield of 0%, expected stock volatility of 100% and an expected life of 5 years. The Company recorded stock-based compensation expense of $950,960 for the year ended September 30, 2007 (2006 - $581,330) for these options.

(vi)

On May 4, 2006, the Company granted 75,000 options exercisable at $1.33 to a consultant. These options expire on May 4, 2011 and vest at a rate of 50% on each of the first and second anniversary dates of the initial grant. The fair value of the options granted was determined to be $76,125 in the aggregate using the Black-Scholes pricing model. The following weighted average assumptions were used: risk-free interest rate of 4.32%, expected dividend yield of 0%, expected stock volatility of 100% and an expected life of 5 years. The Company recorded stock-based compensation expense of $41,683 for the year ended September 30, 2007 (2006 - $23,117) for these options.

(vii)

On April 18, 2007 a director was not re-elected to the board of directors and 250,000 unvested stock options were cancelled, leaving 400,000 vested stock options with an exercise price of $0.35 for him to exercise by July 17, 2007. These options were exercised within the allowed time.

(viii)

On April 22, 2007 the management contract of an officer of the Company, who had also been a director of the Company prior to April 18, 2007, was terminated. A total of 635,000 unvested stock options were cancelled, leaving 165,000 vested stock options with an exercise price of $0.38 for him to exercise by July 21, 2007. These options were exercised within the allowed time.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

6.

Share Capital (Continued)

(d)

Stock Options (Continued)

(ix)

On March 10, 2006, an officer of the Company resigned. The Board of Directors passed a resolution vesting 50,000 options on an accelerated basis. The officer exercised these 50,000 options at a price of $0.38. The remaining 250,000 unvested options that had been granted to this officer were cancelled.

(x)

On May 17, 2007, the Company granted 1,550,000 common share purchase options to officers, directors, and consultants of the Company with an exercise price of $0.98 per common share, expiring on May 17, 2012. A fair value of $1,264,800 was assigned utilizing the Black-Scholes option pricing model using the following assumptions; expected dividend yield 0%, expected volatility 113%, a risk-free interest rate of 4.31% and an expected life of 5 years. The options are subject to vesting over 18 months, with a fair value of $669,290 being recognized in the current year.

(xi)

On June 6, 2007, the Company granted 50,000 common share purchase options to a consultant of the Company with an exercise price of $0.90 per common share, expiring on June 6, 2012. A fair value of $36,800 was assigned utilizing the Black-Scholes option pricing model using the following assumptions; expected dividend yield 0%, expected volatility 113%, a risk-free interest rate of 4.60% and an expected life of 5 years. The options are subject to vesting over 18 months, with a fair value of $17,496 being recognized in the current year.

(xii)

On August 1, 2007, the Company granted 50,000 common share purchase options to a director of the Company with an exercise price of $0.90 per common share, expiring on August 1, 2012. A fair value of $33,150 was assigned utilizing the Black-Scholes option pricing model using the following assumptions; expected dividend yield 0%, expected volatility 119%, a risk-free interest rate of 4.57% and an expected life of 5 years. The options are subject to vesting over 18 months, with a fair value of $9,024 being recognized in the current year.

(xiii)

On August 1, 2007, the Company granted 100,000 common share purchase options to a consultant of the Company with an exercise price of $0.80 per common share, expiring on August 1, 2012. A fair value of $67,100 was assigned utilizing the Black-Scholes option pricing model using the following assumptions; expected dividend yield 0%, expected volatility 119%, a risk-free interest rate of 4.57% and an expected life of 5 years. The options are subject to vesting over 18 months, with a fair value of $18,266 being recognized in the current year.

(xiv)

On September 5, 2007, the Company granted 210,000 common share purchase options to employees, consultants, officers and directors of the Company with an exercise price of $0.60 per common share, expiring on September 5, 2012. A fair value of $105,210 was assigned utilizing the Black-Scholes option pricing model using the following assumptions; expected dividend yield 0%, expected volatility 119%, a risk-free interest rate of 4.27% and an expected life of 5 years. The options are subject to vesting over 18 months, with a fair value of $14,320 being recognized in the current year.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

7.

Income Taxes

a)

Provision For Income Taxes

Major items causing the Company's income tax rate to differ from the federal statutory rate of 36% (2006 - 36%; 2005 – 36%) were as follows:

	2007	2006	2005
(Loss) before taxes:	$ (3,531,997)	$ (2,455,866)	$(1,434,406)

Expected income tax recovery based on statutory rate	(1,231,600)	(884,100)	(516,400)
Adjustments to expected income tax benefit:
Stock-based compensation	707,000	486,500	208,700
Non-deductible costs	27,400	41,000	91,600
Share issue costs	(44,600)	(19,700)	-
Expiration of non-capital losses	23,400	43,100	(34,400)
Change in statutory tax rate	137,000	-	-
Other	101,200	(11,700)	-
Change in valuation allowance	280,200	344,900	250,500
Future income tax (recovery)	$ -	$ -	$ -

b)

Future Tax Balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities at September 30, 2007 and 2006 were as follows:

	2007	2006
Future tax assets (liabilities)
Non-capital loss carry forwards	$868,900	$730,300
Issue costs	38,200	15,800
Exploration properties	123,700	-
Other temporary differences	122,700	127,200
	1,153,500	873,300
Valuation allowance	(1,153,500)	(873,300)
	$-	$-

Taxable income for the year ended September 30, 2007 is $Nil (2006 - $Nil). Based on the lack of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets. Consequently, the future recovery of losses arising from differences in tax values and accounting values have been reduced by an equivalent valuation allowance. The valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets will be realized.

The Company has non-capital losses of approximately $2,996,300, which may be utilized to reduce future taxable income in Canada. The non-capital losses in Canada, will expire as follows:

2008	$98,500
2009	88,500
2010	127,300
2014	215,700
2015	432,100
2026	999,900
2027	1,034,300
$2,996,300

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

7.

Income Taxes (Continued)

The Company believes that it has tax losses in Mexico that may be carried forward to offset future taxable income but cannot reasonably estimate those losses and the resulting future income tax assets at this time. Had the tax losses been determinable, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit.

8.

Segment Information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration in Mexico. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for loss for the year also represent segment amounts.

At September 30, 2007 and 2006 all of the Company's exploration property interests are located in Mexico and substantially all cash and cash equivalents are on deposit with Canadian chartered banks.

9.

Financial Instruments

Fair value of financial instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying amounts of cash and cash equivalents, short-term investments, sundry receivables, and accounts payable and accrued liabilities approximate their fair values since these instruments have short-term maturity dates.

Foreign exchange risk

Certain of the Company's expenses are incurred in United States and Mexican currencies and are therefore subject to gains or losses due to fluctuations in these currencies. As at September 30, 2007, the Company had the following balances denominated in Mexican pesos:

	MXN	Cdn $ Equivalent

Cash	1,003,436	91,443
Exploration advances	1,565,582	142,671
Accounts payable and accrued liabilities	1,923,423	175,282

Commodity price risk

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

10.

Differences Between Canadian and U.S. Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). The following represents the material adjustments to the consolidated financial statements as at September 30, 2007 and September 30, 2006 and for the year ended September 30, 2007 and 2006 in order to conform to generally accepted accounting principles in the United States ("US GAAP").

September 30,		2007	2006

Assets
Canadian GAAP		$7,397,763	$5,303,424
Exploration properties and deferred exploration expenditures (a)		(5,339,393)	(2,907,189)
US GAAP		$2,058,370	$2,396,235

Future Income Taxes
Canadian GAAP		$-	$-
Deferred exploration expenditures expensed (a)		1,495,000	843,100
Increase in valuation allowance		(1,495,000)	(843,100)
US GAAP		$-	$-

Deficit
Canadian GAAP		$(7,640,772)	$(4,108,775)
Cumulative exploration properties adjustment (a)		(5,339,393)	(2,907,189)
US GAAP		$(12,980,165)	$(7,015,964)

For the year ended September 30,	2007	2006	2005

Statement of Operations
Net loss under Canadian GAAP	$(3,531,997)	$(2,455,866)	$(1,434,406)
Exploration properties and deferred exploration
expenditures (a)	(2,316,607)	(1,930,613)	(803,027)
Net loss and comprehensive loss under US GAAP	$(5,848,604)	$(4,386,479)	$(2,237,433)

Basic and diluted loss per share - US GAAP	$(0.15)	$(0.14)	$(0.15)

Statement of Cash Flows
Cash flows from operating activities under
Canadian GAAP	$(726,401)	$(1,300,188)	$(930,724)
Exploration properties and deferred exploration
expenditures (a)	(2,780,250)	(2,095,066)	(796,668)
Cash flows from operating activities under US GAAP	$(3,506,651)	$(3,395,254)	$(1,727,392)
Cash flows from investing activities under
Canadian GAAP	$(1,579,099)	$(3,627,327)	$(876,848)
Exploration properties and deferred exploration
expenditures (a)	2,780,250	2,095,066	796,668
Cash flows from investing activities under US GAAP	$1,201,151	$(1,532,261)	$(80,180)

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

10.

Differences Between Canadian and U.S. Generally Accepted Accounting Principles (continued)

(a)

Exploration Properties and Deferred Exploration Expenditures

Under Canadian GAAP, exploration property acquisition costs and exploration costs may be deferred during the search for a commercially mineable body of ore and amortized later during commercial production. Under US GAAP, expenditures on exploration properties can only be deferred subsequent to the determination that proven or probable mineral reserves exist at which time costs incurred to bring the mine into production are capitalized as development costs. Capitalized costs are then amortized on a unit of production basis based on proven and probable reserves.

For the purposes of the consolidated statements of cash flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP.

(b)

Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended September 30, 2007 and 2006.

(c)

Stock Based Employee Compensation

On November 27, 2003 (date of incorporation), the Company prospectively adopted the fair value based method for its employee options. Consequently, there were no differences between Canadian and US GAAP with respect to options granted since inception.

(d)

Impact of Recent Accounting Pronouncements

Uncertainty in income taxes

In July 2006, FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time value. The Interpretation also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. It is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the adoption of FIN 48 will have a material impact on the consolidated financial statements.

Accounting for Stripping Costs

In January 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04 6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" (EITF 04 6), which requires that stripping costs be included in costs of sales as incurred beginning in fiscal 2007. The Company believes this consensus has no effect on the consolidated financial statements until such time as the Company has a mine or mines in production.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

10.

Differences Between Canadian and U.S. Generally Accepted Accounting Principles (continued)

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This standard permits a company to choose to record certain financial assets, financial liabilities and firm commitments at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 will have on its consolidated financial statements.

Accounting Standards in Canada

Over the next five years, CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS") over the next five years. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

Accounting for Derivative Instruments and Hedging Activities

The Securities and Exchange Commission ("SEC") and the FASB have issued recent interpretations for U.S. GAAP that suggest that warrants with an exercise price in a currency that is different from the entity's functional currency cannot be classified as equity. As a result, these instruments should be treated as derivatives and recorded as liabilities which are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. The Company's functional currency is the Canadian dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars. Under Canadian GAAP, warrants to purchase common shares are accounted for as a component of shareholders' equity.

The recent SEC and FASB interpretations relate to FASB Statement No. 133 "Accounting for derivative instruments and Hedging Activities" and EITF 00-19 "Accounting for Derivative Instruments Indexed to and Potentially Settled in a Company's Own Stock". The FASB has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk. The project is expected to provide further guidance with respect to U.S. GAAP accounting for such items. The Company expects the adoption of this guidance will not have material impact on its results of operations.

Nayarit Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
September 30, 2007 and 2006
(Expressed in Canadian Dollars)

11.

Subsequent Events

(a)

On December 5, 2007, the Company granted 140,000 options to a consultant with an exercise price of $0.37, expiring on December 5, 2012.

(b)

On January 11, 2008, the Company completed a non-brokered private placement financing of $2,273,000 comprising the sale of 5,682,500 Units, sold at $0.40 per Unit. Each Unit consists of one common share and one common share purchase warrant ("Warrant"). Each whole Warrant entitles the holder to acquire one common share for $0.60 until January 11, 2009 and for $0.70 until January 11, 2010. In conjunction with the financing, a finder was paid a cash commission of $9,100 and issued 27,300 Warrants. All securities issued in conjunction with the offering are subject to a hold period, which expires on May 12, 2008.

(c)

On October 1, 2007, the Company entered into a lease for office space for a term of five years ending September 30, 2012. Minimum lease commitments for successive years approximate the following:

2008	$21,460
2009	21,460
2010	22,940
2011	22,940
2012	23,680

$112,480

The Company is also responsible for annual realty and operating costs.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

NAYARIT GOLD INC. (Registrant)

By: /s/ Colin P. Sutherland
      Colin P. Sutherland
      President and Chief Executive Officer

Date: May 8, 2008

56

EXHIBITS

1.1	Articles of Amalgamation

1.2	Bylaws

1.3	By-law No. 1A

4.1	Lease Agreement between Barrington Brook Holdings, Inc. and Nayarit Gold Inc.

4.2	Stock Option Plan

4.3	Asset Purchase Agreement dated January 30, 2004 among Nayarit Gold, Inc., Great Horn, Inc., Belitung Limited, Kildonan Inc. and Minera Portree De Zacateccas S.A. de C.V.

4.4	Amendment to the La Estrella Purchase Agreement dated May 17, 2004

4.5	Assignment of Rights Agreement dated May 14, 2004 between MINERA PORTREE DE ZACATECAS, S.A. DE C.V and NAYARIT GOLD DE MEXICO, S.A. DE C.V.

8	List of subsidiaries

23.1	Consent of McGovern, Hurley, Cunningham, LLP dated April 24, 2008